English Translation of Financial Statements Originally Issued in Chinese

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2020 and 2019 and

Independent Auditors’ Report

- 0 -

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2020, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Financial Reporting Standard 10, “Consolidated Financial Statements.”  In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

Taiwan Semiconductor Manufacturing Company Limited

By

MARK LIU

Chairman

February 9, 2021

勤業眾信

勤業眾信聯合會計師事務所

11073 台北市信義區松仁路100號20樓

Deloitte & Touche

20F, Taipei Nan Shan Plaza

No. 100, Songren Rd.,

Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988

Fax:+886 (2) 4051-6888

www.deloitte.com.tw

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters for the Company’s consolidated financial statements for the year ended December 31, 2020 are stated as follows:

Property, plant and equipment (PP&E) – commencement of depreciation related to PP&E classified as equipment under installation and construction in progress (EUI/CIP)

Refer to Notes 4, 5 and 14 to the consolidated financial statements.

The Company’s evaluation of when to commence depreciation of EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner. Changes in these assumptions could have a significant impact on when depreciation is recognized.

Given the subjectivity in determining the date to commence depreciation of EUI/CIP, performing audit procedures to evaluate the reasonableness of the Company’s judgments and assumptions required a high degree of auditor judgment. Consequently, the validity of commencement of depreciation related to PP&E classified as EUI/CIP is identified as a key audit matter.

Our audit procedures related to the evaluation of when to commence depreciation of EUI/CIP included the following, among others:

1.	We read the Company’s policy and understand the criteria used to determine when to commence depreciation.

2.	We tested the effectiveness of the controls over the evaluation of when to commence depreciation of EUI/CIP.

3.	We sampled EUI/CIP at year end and performed the following for each selection:

a.	Evaluated whether the selection did not meet the criteria specified by the Company for commencement of depreciation.

b.	Observed the assets and evaluated their status at year end.

4.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation during the year.

5.	We sampled and evaluated whether the selection of EUI/CIP met the criteria specified by the Company for commencement of depreciation subsequent to year end.

Other Matter

We have also audited the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the years ended December 31, 2020 and 2019 on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2020 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Mei Yen Chiang and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 9, 2021

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2020		December 31, 2019
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$660,170,647	24	$455,399,336	20
Financial assets at fair value through profit or loss (Note 7)	2,259,412	-	326,839	-
Financial assets at fair value through other comprehensive income (Note 8)	122,448,453	5	127,396,577	6
Financial assets at amortized cost (Note 9)	6,597,992	-	299,884	-
Hedging financial assets (Note 10)	47	-	25,884	-
Notes and accounts receivable, net (Note 11)	145,480,272	5	138,908,589	6
Receivables from related parties (Note 33)	558,131	-	862,070	-
Other receivables from related parties (Note 33)	50,645	-	51,653	-
Inventories (Notes 5 and 12)	137,353,407	5	82,981,196	4
Other financial assets (Note 34)	10,676,111	1	11,041,091	-
Other current assets	6,590,191	-	5,320,795	-

Total current assets	1,092,185,308	40	822,613,914	36

NONCURRENT ASSETS
Financial assets at fair value through other comprehensive income (Note 8)	4,514,940	-	4,124,337	-
Financial assets at amortized cost (Note 9)	4,372,207	-	7,348,914	-
Investments accounted for using equity method (Note 13)	18,841,061	1	18,698,788	1
Property, plant and equipment (Notes 5 and 14)	1,555,589,120	56	1,352,377,405	60
Right-of-use assets (Notes 5 and 15)	27,728,382	1	17,232,402	1
Intangible assets (Notes 5 and 16)	25,768,179	1	20,653,028	1
Deferred income tax assets (Notes 5 and 27)	25,958,184	1	17,928,358	1
Refundable deposits	1,343,001	-	2,084,968	-
Other noncurrent assets	4,411,023	-	1,742,918	-

Total noncurrent assets	1,668,526,097	60	1,442,191,118	64

TOTAL	$2,760,711,405	100	$2,264,805,032	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Notes 17 and 30)	$88,559,026	3	$118,522,290	5
Financial liabilities at fair value through profit or loss (Note 7)	94,128	-	982,349	-
Hedging financial liabilities (Note 10)	1,169	-	1,798	-
Accounts payable	38,987,284	1	38,771,066	2
Payables to related parties (Note 33)	2,107,718	-	1,434,900	-
Salary and bonus payable	20,071,241	1	16,272,353	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Note 29)	35,681,046	1	23,648,903	1
Payables to contractors and equipment suppliers	157,804,961	6	140,810,703	6
Cash dividends payable (Note 22)	129,651,902	5	129,651,902	6
Income tax payable (Notes 5 and 27)	53,909,313	2	32,466,156	1
Long-term liabilities - current portion (Notes 18 and 30)	2,600,000	-	31,800,000	1
Accrued expenses and other current liabilities (Notes 5, 15, 21, 23 and 30)	87,683,260	3	56,373,281	3

Total current liabilities	617,151,048	22	590,735,701	26

NONCURRENT LIABILITIES
Bonds payable (Notes 18 and 30)	254,105,084	9	25,100,000	1
Long-term bank loans (Notes 19 and 30)	1,967,611	-	-	-
Deferred income tax liabilities (Notes 5 and 27)	1,729,941	-	344,393	-
Lease liabilities (Notes 5, 15 and 30)	20,560,649	1	15,041,833	1
Net defined benefit liability (Note 20)	11,914,074	1	9,182,496	-
Guarantee deposits (Notes 21 and 30)	265,599	-	176,904	-
Others	2,395,400	-	2,128,279	-

Total noncurrent liabilities	292,938,358	11	51,973,905	2

Total liabilities	910,089,406	33	642,709,606	28

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	9	259,303,805	11
Capital surplus (Note 22)	56,347,243	2	56,339,709	3
Retained earnings (Note 22)
Appropriated as legal capital reserve	311,146,899	11	311,146,899	14
Appropriated as special capital reserve	42,259,146	2	10,675,106	-
Unappropriated earnings	1,235,280,036	45	1,011,512,974	45
	1,588,686,081	58	1,333,334,979	59
Others (Note 22)	(54,679,873)	(2)	(27,568,369)	(1)

Equity attributable to shareholders of the parent	1,849,657,256	67	1,621,410,124	72

NON - CONTROLLING INTERESTS	964,743	-	685,302	-

Total equity	1,850,621,999	67	1,622,095,426	72

TOTAL	$2,760,711,405	100	$2,264,805,032	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2020		2019
	Amount	%	Amount	%

NET REVENUE (Notes 5, 23, 33 and 39)	$1,339,254,811	100	$1,069,985,448	100

COST OF REVENUE (Notes 5, 12, 29, 33 and 37)	628,108,309	47	577,286,947	54

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	711,146,502	53	492,698,501	46

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(16,382)	-	3,395	-

GROSS PROFIT	711,130,120	53	492,701,896	46

OPERATING EXPENSES (Notes 5 , 29 and 33)
Research and development	109,486,089	8	91,418,746	8
General and administrative	28,457,593	2	21,737,210	2
Marketing	7,112,867	1	6,348,626	1

Total operating expenses	145,056,549	11	119,504,582	11

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14, 15 and 29)	710,127	-	(496,224)	-

INCOME FROM OPERATIONS (Note 39)	566,783,698	42	372,701,090	35

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	3,592,818	-	2,844,222	-
Interest income (Note 24)	9,018,400	1	16,189,374	1
Other income	660,607	-	417,295	-
Foreign exchange gain (loss), net (Note 36)	(3,303,298)	-	2,095,217	-
Finance costs (Note 25)	(2,081,455)	-	(3,250,847)	-
Other gains and losses, net (Note 26)	10,106,410	1	(1,151,015)	-

Total non-operating income and expenses	17,993,482	2	17,144,246	1

INCOME BEFORE INCOME TAX	584,777,180	44	389,845,336	36

INCOME TAX EXPENSE (Notes 5 and 27)	66,619,098	5	44,501,527	4

NET INCOME	518,158,082	39	345,343,809	32

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2020		2019
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 5, 20, 22 and 27)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	$(3,516,749)	(1)	$253,895	-
Unrealized gain on investments in equity instruments at fair value through other comprehensive income	423,697	-	334,327	-
Gain (loss) on hedging instruments	24,085	-	(109,592)	-
Share of other comprehensive loss of associates	(11,604)	-	(18,271)	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	422,663	-	(20,992)	-
	(2,657,908)	(1)	439,367	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(29,847,196)	(2)	(14,689,107)	(1)
Unrealized gain on investments in debt instruments at fair value through other comprehensive income	2,466,711	-	2,566,373	-
Share of other comprehensive loss of associates	(283,409)	-	(140,195)	-
	(27,663,894)	(2)	(12,262,929)	(1)

Other comprehensive loss for the year, net of income tax	(30,321,802)	(3)	(11,823,562)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$487,836,280	36	$333,520,247	31

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$517,885,387	39	$345,263,668	32
Non-controlling interests	272,695	-	80,141	-

	$518,158,082	39	$345,343,809	32

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$487,563,478	36	$333,440,460	31
Non-controlling interests	272,802	-	79,787	-

	$487,836,280	36	$333,520,247	31

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2020	2019
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 28)
Basic earnings per share	$19.97	$13.32
Diluted earnings per share	$19.97	$13.32

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee			Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2019	25,930,380	$259,303,805	$56,315,932	$276,033,811	$26,907,527	$1,073,706,503	$1,376,647,841	$(12,042,347)	$(3,429,324)	$23,601	$(1,843)	$(15,449,913)	$1,676,817,665	$678,731	$1,677,496,396

Appropriations of earnings
Legal capital reserve	-	-	-	35,113,088	-	(35,113,088)	-	-	-	-	-	-	-	-	-
Special capital reserve	-	-	-	-	(16,232,421)	16,232,421	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(388,955,707)	(388,955,707)	-	-	-	-	-	(388,955,707)	-	(388,955,707)
Total	-	-	-	35,113,088	(16,232,421)	(407,836,374)	(388,955,707)	-	-	-	-	-	(388,955,707)	-	(388,955,707)

Net income in 2019	-	-	-	-	-	345,263,668	345,263,668	-	-	-	-	-	345,263,668	80,141	345,343,809

Other comprehensive income (loss) in 2019, net of income tax	-	-	-	-	-	217,059	217,059	(14,829,053)	2,898,483	(109,697)	-	(12,040,267)	(11,823,208)	(354)	(11,823,562)

Total comprehensive income (loss) in 2019	-	-	-	-	-	345,480,727	345,480,727	(14,829,053)	2,898,483	(109,697)	-	(12,040,267)	333,440,460	79,787	333,520,247

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	162,118	162,118	-	(162,118)	-	-	(162,118)	-	-	-

Basis adjustment for gain on hedging instruments	-	-	-	-	-	-	-	-	-	82,276	-	82,276	82,276	-	82,276

Adjustments to share of changes in equities of associates	-	-	19,414	-	-	-	-	-	-	-	1,653	1,653	21,067	192	21,259

From share of changes in equities of subsidiaries	-	-	370	-	-	-	-	-	-	-	-	-	370	(370)	-

Donation from shareholders	-	-	3,993	-	-	-	-	-	-	-	-	-	3,993	13	4,006

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(73,051)	(73,051)

BALANCE, DECEMBER 31, 2019	25,930,380	259,303,805	56,339,709	311,146,899	10,675,106	1,011,512,974	1,333,334,979	(26,871,400)	(692,959)	(3,820)	(190)	(27,568,369)	1,621,410,124	685,302	1,622,095,426

Appropriations of earnings
Special capital reserve	-	-	-	-	31,584,040	(31,584,040)	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(259,303,805)	(259,303,805)	-	-	-	-	-	(259,303,805)	-	(259,303,805)
Total	-	-	-	-	31,584,040	(290,887,845)	(259,303,805)	-	-	-	-	-	(259,303,805)	-	(259,303,805)

Net income in 2020	-	-	-	-	-	517,885,387	517,885,387	-	-	-	-	-	517,885,387	272,695	518,158,082

Other comprehensive income (loss) in 2020, net of income tax	-	-	-	-	-	(3,121,793)	(3,121,793)	(30,130,227)	2,906,026	24,085	-	(27,200,116)	(30,321,909)	107	(30,321,802)

Total comprehensive income (loss) in 2020	-	-	-	-	-	514,763,594	514,763,594	(30,130,227)	2,906,026	24,085	-	(27,200,116)	487,563,478	272,802	487,836,280

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(108,687)	(108,687)	-	108,687	-	-	108,687	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(20,265)	-	(20,265)	(20,265)	-	(20,265)

Adjustments to share of changes in equities of associates	-	-	292	-	-	-	-	-	-	-	190	190	482	-	482

Donation from shareholders	-	-	7,242	-	-	-	-	-	-	-	-	-	7,242	27	7,269

Increase in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	6,612	6,612

BALANCE, DECEMBER 31, 2020	25,930,380	$259,303,805	$56,347,243	$311,146,899	$42,259,146	$1,235,280,036	$1,588,686,081	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)	$1,849,657,256	$964,743	$1,850,621,999

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$584,777,180	$389,845,336
Adjustments for:
Depreciation expense	324,538,443	281,411,832
Amortization expense	7,186,248	5,472,409
Expected credit losses recognized on investments in debt instruments	3,672	1,714
Finance costs	2,081,455	3,250,847
Share of profits of associates	(3,592,818)	(2,844,222)
Interest income	(9,018,400)	(16,189,374)
Share-based compensation	6,612	2,818
Loss (gain) on disposal or retirement of property, plant and equipment, net	(188,863)	949,965
Loss on disposal of intangible assets, net	599	2,377
Impairment loss (reversal of impairment loss) on property, plant and equipment	10,159	(301,384)
Loss (gain) on financial instruments at fair value through profit or loss, net	(3,005)	955,723
Gain on disposal of investments in debt instruments at fair value through other comprehensive income, net	(1,439,420)	(537,835)
Loss from disposal of subsidiaries	-	4,598
Unrealized (realized) gross profit on sales to associates	16,382	(3,395)
Gain on foreign exchange, net	(1,372,610)	(5,228,218)
Dividend income	(637,575)	(417,295)
Gain arising from fair value hedges, net	-	(13,091)
Gain on lease modification	(2,828)	(2,075)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(2,965,270)	848,750
Notes and accounts receivable, net	(8,082,708)	(18,119,552)
Receivables from related parties	303,939	(277,658)
Other receivables from related parties	7,588	13,375
Inventories	(54,372,211)	20,249,780
Other financial assets	1,389,493	3,383,500
Other current assets	(1,358,129)	(76,263)
Accounts payable	404,607	5,860,068
Payables to related parties	672,818	58,401
Salary and bonus payable	3,798,888	1,800,981
Accrued profit sharing bonus to employees and compensation to directors and supervisors	12,032,143	(332,251)
Accrued expenses and other current liabilities	20,617,359	(2,372,032)
Net defined benefit liability	(785,171)	(215,014)
Cash generated from operations	874,028,577	667,182,815
Income taxes paid	(51,362,365)	(52,044,071)

Net cash generated by operating activities	822,666,212	615,138,744

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2020	2019

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$-	$(124,748)
Financial assets at fair value through other comprehensive income	(262,637,496)	(257,558,240)
Financial assets at amortized cost	(4,302,770)	(313,958)
Property, plant and equipment	(507,238,722)	(460,422,150)
Intangible assets	(9,542,387)	(9,329,869)
Proceeds from disposal or redemption of:
Financial instruments at fair value through profit or loss - debt instruments	30,049	2,418,153
Financial assets at fair value through other comprehensive income	266,931,916	230,444,486
Financial assets at amortized cost	285,210	14,349,190
Property, plant and equipment	606,732	287,318
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	51,052	1,107
Derecognition of hedging financial instruments	(308,776)	(436,606)
Interest received	9,775,120	16,874,985
Proceeds from government grants - property, plant and equipment	1,044,327	2,565,338
Proceeds from government grants - land use right and others	25,369	850,623
Other dividends received	735,081	320,242
Dividends received from investments accounted for using equity method	2,752,043	1,718,954
Increase in prepayments for leases	(4,693,416)	-
Refundable deposits paid	(726,883)	(1,465,766)
Refundable deposits refunded	1,431,837	1,019,294

Net cash used in investing activities	(505,781,714)	(458,801,647)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(31,571,567)	31,804,302
Proceeds from short-term bills payable	7,485,303	-
Repayments of short-term bills payable	(7,500,000)	-
Proceeds from issuance of bonds	236,725,675	-
Repayment of bonds	(31,800,000)	(34,900,000)
Proceeds from long-term bank loans	2,000,000	-
Payments for transaction costs attributable to the issuance of bonds	(390,730)	-
Repayment of the principal portion of lease liabilities	(2,615,708)	(2,930,589)
Interest paid	(1,781,097)	(3,597,145)
Guarantee deposits received	145,633	62,203
Guarantee deposits refunded	(16,060)	(701,269)
Cash dividends	(259,303,805)	(259,303,805)
Donation from shareholders	7,269	4,006
Decrease in non-controlling interests	-	(75,869)

Net cash used in financing activities	(88,615,087)	(269,638,166)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2020	2019

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(23,498,100)	$(9,114,196)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	204,771,311	(122,415,265)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	455,399,336	577,814,601

CASH AND CASH EQUIVALENTS, END OF YEAR	$660,170,647	$455,399,336

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on February 9, 2021.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.

Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

The initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies.

b.

Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers for application starting from 2021 and the IFRSs issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2021

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2”	January 1, 2021

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRS Standards 2018–2020	January 1, 2022
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022

As of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed by the FSC with the effective dates (collectively, “Taiwan-IFRSs”).

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries).

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	December 31, 2020	December 31, 2019	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	-	a), b)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	d)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	-
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	-	a), c)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	December 31, 2020	December 31, 2019	Note

TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	-	97%	a) , e)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	-	97%	a) , e)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	-
VTAF III	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent auditors.

Note b:	TSMC JDC has been established in January 2020.

Note c:	TSMC Arizona has been established in November 2020.

Note d:

Under the investment agreement entered into with the municipal government of Nanjing, China, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. The aforementioned 300mm wafer fab has reached the capacity of 20,000 12-inch wafers per month.

Note e:	ISDF and ISDF II have completed the liquidation procedures in November 2020.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

a.	Category of financial assets and measurement

Financial assets are classified into the following categories: financial assets at FVTPL, investments in debt instruments and equity instruments at FVTOCI, and financial assets at amortized cost.

1)	Financial asset at FVTPL

For certain financial assets which include debt instruments that do not meet the criteria of amortized cost or FVTOCI, it is mandatorily required to measure them at FVTPL. Any gain or loss arising from remeasurement is recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest earned on the financial asset.

2)	Investments in debt instruments at FVTOCI

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of collecting contractual cash flows and selling the financial assets, are measured at FVTOCI.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment gains or losses on investments in debt instruments at FVTOCI are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when these debt instruments are disposed.

3)	Investments in equity instruments at FVTOCI

On initial recognition, the Company may irrevocably designate investments in equity investments that is not held for trading as at FVTOCI.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity.

Dividends on these investments in equity instruments at FVTOCI are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the Company’s rights clearly represent a recovery of part of the cost of the investment.

4)	Measured at amortized cost

Cash and cash equivalents, debt instrument investments, notes and accounts receivable (including related parties), other receivables and refundable deposits are measured at amortized cost.

Debt instruments with contractual terms specifying that cash flows are solely payments of principal and interest on the principal amount outstanding, together with objective of holding financial assets in order to collect contractual cash flows, are measured at amortized cost.

Subsequent to initial recognition, financial assets measured at amortized cost are measured at amortized cost, which equals to carrying amount determined by the effective interest method less any impairment loss.

b.	Impairment of financial assets

At the end of each reporting period, a loss allowance for expected credit loss is recognized for financial assets at amortized cost (including accounts receivable) and for investments in debt instruments that are measured at FVTOCI.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and investments in debt instruments that are measured at FVTOCI, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

The Company recognizes an impairment loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

c.	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the cumulative gain or loss that had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

a.	Fair value hedge

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the fair value change caused by interest rates fluctuation in the Company’s fixed income investments. Changes in the fair value of hedging instrument that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged items that are attributable to the hedged risk.

b.	Cash flow hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

The Company prospectively discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method are investments in associates.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Property, plant and equipment in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other identical categories of property, plant and equipment, commences when the assets are available for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method mainly over the following estimated useful lives: land improvements - 20 years; buildings (assets used by the Company and assets subject to operating leases) - 10 to 20 years; machinery and equipment (assets used by the Company and assets subject to operating leases) - 5 years; and office equipment - 5 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessor

Rental income from operating lease is recognized on a straight-line basis over the term of the lease.

The Company as lessee

Except for payments for low-value asset leases and short-term leases (leases of machinery and equipment and others) which are recognized as expenses on a straight-line basis, the Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of the lease.

Right-of-use assets are measured at cost. The cost of right-of-use assets comprises the initial measurement of lease liabilities adjusted for lease payments and initial direct costs made at or before the commencement date, plus an estimate of costs needed to restore the underlying assets. Subsequent measurement is calculated as cost less accumulated depreciation and accumulated impairment loss and adjusted for changes in lease liabilities as a result of lease term modifications or other related factors. Right-of-use assets are presented separately in the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. If the lease transfers ownership of the underlying assets to the Company by the end of the lease terms or if the cost of right-of-use assets reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are measured at the present value of the lease payments. Lease payments comprise fixed payments, variable lease payments which depend on an index or a rate and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The lease payments are discounted using the lessee’s incremental borrowing rates.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in future lease payments resulting from a change in an index or a rate used to determine those payments, or a change in the assessment of an option to purchase an underlying asset, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. Lease liabilities are presented on a separate line in the consolidated balance sheets.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the periods in which they are incurred.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Tangible assets, right-of-use assets and other intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible assets (property, plant and equipment), right-of-use assets and other intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Guarantee Deposit

Guarantee deposit mainly consists of cash received under deposit agreements with customers to ensure they have access to the Company’s specified capacity. Cash received from customers is recorded as guarantee deposit upon receipt. Guarantee deposits are refunded to customers when terms and conditions set forth in the deposit agreements have been satisfied.

Revenue Recognition

The Company recognizes revenue when performance obligations are satisfied. The performance obligations are satisfied when customers obtain control of the promised goods, which is generally when the goods are delivered to the customers’ specified locations.

Revenue from sale of goods is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances. Estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms to recognize refund liabilities, which is classified under accrued expenses and other current liabilities.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire noncurrent assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The Company has considered the economic implications of COVID-19 on critical accounting estimates and will continue evaluating the impact on its financial position and financial performance as a result of the pandemic.

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Critical Accounting Judgments

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied.

Commencement of Depreciation Related to Property, Plant and Equipment Classified as Equipment under Installation and Construction in Progress (EUI/CIP)

As described in Note 4, commencement of depreciation related to EUI/CIP involves determining when the assets are available for their intended use. The criteria the Company uses to determine whether EUI/CIP are available for their intended use involves subjective judgments and assumptions about the conditions necessary for the assets to be capable of operating in the intended manner.

Judgments on Lease Terms

In determining a lease term, the Company considers all facts and circumstances that create an economic incentive to exercise or not to exercise an option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. Main factors considered include contractual terms and conditions covered by the optional periods, and the importance of the underlying asset to the lessee’s operations, etc. The lease term is reassessed if a significant change in circumstances that are within the control of the Company occurs.

Key Sources of Estimation and Uncertainty

Estimation of Sales Returns and Allowances

Sales returns and other allowance is estimated and recorded based on historical experience and in consideration of different contractual terms. The amount is deducted from revenue in the same period the related revenue is recorded. The Company periodically reviews the reasonableness of the estimates.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses estimate to determine the net realizable value of inventory at the end of each reporting period.

The Company estimates the net realizable value of inventory for normal waste, obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value.  The net realizable value of the inventory is determined mainly based on assumptions of future demand within a specific time horizon.

Impairment of Tangible Assets, Right-of-use Assets and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible assets, right-of-use assets and intangible assets other than goodwill, the Company determines the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any change in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Determination of Lessees’ Incremental Borrowing Rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, the Company mainly takes into account the market risk-free rates, the estimated lessee’s credit spreads and secured status in a similar economic environment.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2020	December 31, 2019

Cash and deposits in banks	$653,580,548	$452,734,378
Government bonds	3,716,119	2,188,149
Repurchase agreements	1,750,443	-
Commercial paper	1,123,537	476,809

	$660,170,647	$455,399,336

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2020	December 31, 2019

Financial assets

Mandatorily measured at FVTPL
Forward exchange contracts	$2,259,412	$162,155
Convertible bonds	-	123,759
Agency mortgage-backed securities	-	40,925

	$2,259,412	$326,839
Financial liabilities

Held for trading
Forward exchange contracts	$94,128	$982,349

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

December 31, 2020

Sell NT$	January 2021 to March 2021	NT$	144,697,981
Sell US$	January 2021 to March 2021	US$	1,176,858

December 31, 2019

Sell NT$	January 2020 to June 2020	NT$	108,428,027
Sell JPY	January 2020 to February 2020	JPY	57,471,581
Sell US$	January 2020 to March 2020	US$	529,209

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2020	December 31, 2019

Investments in debt instruments at FVTOCI
Corporate bonds	$56,593,623	$51,790,045
Agency bonds/Agency mortgage-backed securities	43,977,113	51,966,460
Government bonds	13,459,503	12,824,223
Asset-backed securities	8,368,264	10,815,849
	122,398,503	127,396,577

(Continued)

	December 31, 2020	December 31, 2019

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	$4,514,940	$4,124,337
Publicly traded stocks	49,950	-
	4,564,890	4,124,337

	$126,963,393	$131,520,914

Current	$122,448,453	$127,396,577
Noncurrent	4,514,940	4,124,337

	$126,963,393	$131,520,914

(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All the dividends are from investments held at the end of the reporting period.

For the years ended December 31, 2020 and 2019, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$8 thousand and NT$873,470 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$108,996 thousand and NT$156,770 thousand were transferred to decrease and increase retained earnings, respectively.

As of December 31, 2020 and 2019, the cumulative loss allowance for expected credit loss of NT$32,480 thousand and NT$35,596 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 32 for information relating to the credit risk management and expected credit loss.

9.	FINANCIAL ASSETS AT AMORTIZED COST

	December 31, 2020	December 31, 2019

Corporate bonds	$10,977,298	$7,651,727
Less: Allowance for impairment loss	(7,099)	(2,929)

	$10,970,199	$7,648,798

Current	$6,597,992	$299,884
Noncurrent	4,372,207	7,348,914

	$10,970,199	$7,648,798

Refer to Note 32 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.	HEDGING FINANCIAL INSTRUMENTS

	December 31, 2020	December 31, 2019

Financial assets- current

Fair value hedges
Interest rate futures contracts	$47	$22,380
Cash flow hedges
Forward exchange contracts	-	3,504

	$47	$25,884

Financial liabilities- current

Fair value hedges
Interest rate futures contracts	$1,169	$-
Cash flow hedges
Forward exchange contracts	-	1,798

	$1,169	$1,798

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the Company expects that the value of the interest rate futures contracts and the value of the hedged financial assets will change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses.

The following tables summarize the information relating to the hedges of interest rate risk.

December 31, 2020

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury bonds	US$	88,700	March 2021

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$6,198,683	$1,122

December 31, 2019

Hedging Instruments	Contract Amount (US$ in Thousands)		Maturity

Interest rate futures contracts - US Treasury bonds	US$	122,200	March 2020

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$7,364,727	$(22,380)

The effect for the years ended December 31, 2020 and 2019 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2020	2019

Hedging Instruments
Interest rate futures contracts - US Treasury bonds	$(353,611)	$(164,740)
Hedged Items
Financial assets at FVTOCI	353,611	177,831

	$-	$13,091

Cash flow hedge

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions (capital expenditures). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward exchange contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward exchange contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward exchange contracts. No other sources of ineffectiveness emerged from these hedging relationships. For the years ended December 31, 2020 and 2019, refer to Note 22(d) for gain or loss arising from changes in the fair value of hedging instruments and the amount transferred to initial carrying amount of hedged items.

The following tables summarize the information relating to the hedges for foreign currency risk.

December 31, 2019

Hedging Instruments	Contract Amount (In Thousands)		Maturity	Balance in Other Equity (Continuing Hedges)

Forward exchange contracts	Sell NT$	1,342,392	January 2020	$(3,820)

The effect for the years ended December 31, 2020 and 2019 is detailed below:

Hedging Instruments/Hedged Items	Increase (Decrease) in Value Used for Calculating Hedge Ineffectiveness
	Years Ended December 31
	2020	2019

Hedging Instruments
Forward exchange contracts	$24,085	$(109,592)

Hedged Items
Forecast transaction (capital expenditures)	$(24,085)	$109,592

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2020	December 31, 2019

At amortized cost
Notes and accounts receivable	$142,771,597	$135,978,049
Less: Loss allowance	(246,626)	(325,325)
	142,524,971	135,652,724
At FVTOCI	2,955,301	3,255,865

	$145,480,272	$138,908,589

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	December 31, 2020	December 31, 2019

Not past due	$140,933,622	$126,134,762
Past due
Past due within 30 days	4,784,425	13,082,080
Past due 31-60 days	8,708	12,794
Past due 61-120 days	48	1,033
Past due over 121 days	95	3,245
Less: Loss allowance	(246,626)	(325,325)

	$145,480,272	$138,908,589

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Years Ended December 31
	2020	2019

Balance, beginning of year	$325,325	$7,253
Provision (Reversal)	(78,474)	318,290
Effect of exchange rate changes	(225)	(218)

Balance, end of year	$246,626	$325,325

For the years ended December 31, 2020 and 2019, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.	INVENTORIES

	December 31, 2020	December 31, 2019

Finished goods	$21,705,625	$8,924,541
Work in process	91,672,870	51,969,105
Raw materials	14,715,963	16,552,275
Supplies and spare parts	9,258,949	5,535,275

	$137,353,407	$82,981,196

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue, as illustrated below:

	Years Ended December 31
	2020	2019

Inventory losses (reversal of write-down of inventories)	$3,664,513	$(1,983,048)

The aforementioned reversal of write-down of inventories for the year ended December 31, 2019 excluded wafer contamination losses. Please refer to related losses in Note 37.

13.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$9,029,890	$9,027,572	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,900,245	6,502,174	39%	39%

(Continued)

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	$2,554,123	$1,846,145	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,328,620	1,284,377	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	28,183	38,520	28%	28%

			$18,841,061	$18,698,788

(Concluded)

As of December 31, 2020 and 2019, no investments in associates are individually material to the Company.  Please refer to the consolidated statements of comprehensive income for recognition of share of both profit (loss) and other comprehensive income (loss) of associates that are not individually material.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2020	December 31, 2019

VIS	$53,849,925	$36,812,923
Xintec	$20,420,233	$8,958,195
GUC	$15,827,184	$11,251,774

14.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2020	December 31, 2019

Assets used by the Company	$1,554,585,938	$1,352,313,861
Assets subject to operating leases	1,003,182	63,544

	$1,555,589,120	$1,352,377,405

a.	Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2020	$3,991,798	$438,075,063	$2,886,622,968	$54,611,364	$528,295,086	$3,911,596,279
Additions (deductions)	-	84,882,543	729,943,300	15,112,949	(304,218,044)	525,720,748
Disposals or retirements	-	(41,568)	(6,397,279)	(734,129)	-	(7,172,976)
Transfers from assets subject to operating leases	-	23,142	-	-	-	23,142
Transfers to assets subject to operating leases	-	-	(1,199,011)	-	-	(1,199,011)
Effect of exchange rate changes	(49,173)	(491,706)	(1,964,246)	(127,536)	(111,682)	(2,744,343)

Balance at December 31, 2020	$3,942,625	$522,447,474	$3,607,005,732	$68,862,648	$223,965,360	$4,426,223,839

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2020	$538,690	$243,059,390	$2,278,265,943	$37,418,395	$-	$2,559,282,418
Additions	1,479	29,209,096	285,393,637	7,216,921	-	321,821,133
Disposals or retirements	-	(27,990)	(6,012,942)	(732,403)	-	(6,773,335)
Transfers from assets subject to operating leases	-	8,215	-	-	-	8,215
Transfers to assets subject to operating leases	-	-	(202,593)	-	-	(202,593)
Impairment	-	-	10,159	-	-	10,159
Effect of exchange rate changes	(34,040)	(449,240)	(1,924,235)	(100,581)	-	(2,508,096)

Balance at December 31, 2020	$506,129	$271,799,471	$2,555,529,969	$43,802,332	$-	$2,871,637,901

Carrying amounts at December 31, 2020	$3,436,496	$250,648,003	$1,051,475,763	$25,060,316	$223,965,360	$1,554,585,938

Cost

Balance at January 1, 2019	$4,011,353	$418,151,675	$2,728,760,127	$48,382,279	$172,910,989	$3,372,216,423
Additions	-	21,448,528	179,798,420	7,415,036	355,621,089	564,283,073
Disposals or retirements	-	(158,970)	(17,381,538)	(1,043,398)	-	(18,583,906)
Transfers from right-of-use assets	-	-	619,779	-	-	619,779
Effect of disposal of subsidiary	-	-	-	(508)	-	(508)
Effect of exchange rate changes	(19,555)	(1,366,170)	(5,173,820)	(142,045)	(236,992)	(6,938,582)

Balance at December 31, 2019	$3,991,798	$438,075,063	$2,886,622,968	$54,611,364	$528,295,086	$3,911,596,279

Accumulated depreciation and impairment

Balance at January 1, 2019	$550,575	$217,899,243	$2,049,278,908	$32,525,129	$-	$2,300,253,855
Additions	1,633	26,026,642	246,724,229	6,012,497	-	278,765,001
Disposals or retirements	-	(144,402)	(12,880,817)	(1,042,131)	-	(14,067,350)
Transfers from right-of-use assets	-	-	20,659	-	-	20,659
Reversal of impairment	-	-	(301,384)	-	-	(301,384)
Effect of disposal of subsidiary	-	-	-	(508)	-	(508)
Effect of exchange rate changes	(13,518)	(722,093)	(4,575,652)	(76,592)	-	(5,387,855)

Balance at December 31, 2019	$538,690	$243,059,390	$2,278,265,943	$37,418,395	$-	$2,559,282,418

Carrying amounts at December 31, 2019	$3,453,108	$195,015,673	$608,357,025	$17,192,969	$528,295,086	$1,352,313,861
(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2019, the Company recognized a reversal of impairment loss of NT$301,384 thousand due to redeployment of certain idle machinery and equipment. Such reversal of impairment loss was recognized in other operating income and expenses.

b.	Assets subject to operating leases

	Buildings	Machinery and Equipment	Total

Cost

Balance at January 1, 2020	$562,610	$-	$562,610
Disposals or retirements	(311,939)	-	(311,939)
Transfers to assets used by the Company	(23,142)	-	(23,142)
Transfers from assets used by the Company	-	1,199,011	1,199,011

Balance at December 31, 2020	$227,529	$1,199,011	$1,426,540

Accumulated depreciation

Balance at January 1, 2020	$499,066	$-	$499,066
Additions	16,281	19,399	35,680
Disposals or retirements	(305,766)	-	(305,766)
Transfers to assets used by the Company	(8,215)	-	(8,215)
Transfers from assets used by the Company	-	202,593	202,593

Balance at December 31, 2020	$201,366	$221,992	$423,358

Carrying amounts at December 31, 2020	$26,163	$977,019	$1,003,182

Cost

Balance at January 1, 2019	$562,610	$-	$562,610

Balance at December 31, 2019	$562,610	$-	$562,610

Accumulated depreciation

Balance at January 1, 2019	$474,899	$-	$474,899
Additions	24,167	-	24,167

Balance at December 31, 2019	$499,066	$-	$499,066

Carrying amounts at December 31, 2019	$63,544	$-	$63,544

Operating leases relate to leases of buildings and leases of machinery and equipment with lease terms approximately between 1 to 5 years. The lessees do not have purchase options to acquire the assets at the expiry of the lease periods.

The maturity analysis of operating lease payments receivable from the buildings and machinery and equipment is as follows:

	December 31, 2020	December 31, 2019

Year 1	$149,120	$18,450
Year 2	16,992	16,992
Year 3	-	16,992

	$166,112	$52,434

15.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2020	December 31, 2019

Carrying amounts

Land	$25,141,908	$14,064,036
Buildings	2,544,742	2,351,809
Machinery and equipment	-	775,809
Office equipment	41,732	40,748

	$27,728,382	$17,232,402

	Years Ended December 31
	2020	2019

Additions to right-of-use assets	$13,481,172	$1,032,985

Depreciation of right-of-use assets
Land	$1,312,888	$957,065
Buildings	569,531	458,772
Machinery and equipment	775,809	1,184,374
Office equipment	23,402	22,453

	$2,681,630	$2,622,664

Income from subleasing right-of-use assets (classified under other operating income and expenses, net)	$79,624	$55,026

b.	Lease liabilities

	December 31, 2020	December 31, 2019

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$1,828,025	$2,275,084
Noncurrent portion	20,560,649	15,041,833

	$22,388,674	$17,316,917

Ranges of discount rates for lease liabilities are as follows:

	December 31, 2020	December 31, 2019

Land	0.48%-2.14%	0.67%-2.14%
Buildings	0.54%-3.88%	0.67%-3.88%
Machinery and equipment	-	3.24%
Office equipment	0.28%-3.88%	0.64%-3.88%

c.	Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

The Company leases machinery and equipment for use in operation with lease terms of 2 years. The Company has purchase options to acquire leasehold machinery and equipment at the end of the lease terms. As of September 30, 2020, the aforementioned lease contract has been expired.

d.	Subleases

The Company subleases the right to use its buildings and machinery and equipment under operating leases with lease terms of 1 to 6 years.

The maturity analysis of lease payments receivable under operating subleases is as follows:

	December 31, 2020	December 31, 2019

Year 1	$144,099	$58,569
Year 2	-	1,885

	$144,099	$60,454

e.	Other lease information

	Years Ended December 31
	2020	2019

Expenses relating to short-term leases	$3,153,451	$5,007,057
Expenses relating to low-value asset leases	$300	$492
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$256,996	$195,062

	Years Ended December 31
	2020	2019
Total cash outflow for leases	$6,354,610	$7,724,421

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2020	$5,693,376	$15,854,951	$33,024,010	$8,302,996	$62,875,333
Additions	-	6,308,926	3,275,757	2,974,784	12,559,467
Disposals or retirements	-	-	(60,467)	-	(60,467)
Effect of exchange rate changes	(256,774)	(2,165)	(333)	(79)	(259,351)

Balance at December 31, 2020	$5,436,602	$22,161,712	$36,238,967	$11,277,701	$75,114,982

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Accumulated amortization and impairment

Balance at January 1, 2020	$-	$9,823,770	$26,502,067	$5,896,468	$42,222,305
Additions	-	2,404,461	3,669,257	1,112,530	7,186,248
Disposals or retirements	-	-	(59,868)	-	(59,868)
Effect of exchange rate changes	-	(2,165)	303	(20)	(1,882)

Balance at December 31, 2020	$-	$12,226,066	$30,111,759	$7,008,978	$49,346,803

Carrying amounts at December 31, 2020	$5,436,602	$9,935,646	$6,127,208	$4,268,723	$25,768,179

Cost

Balance at January 1, 2019	$5,795,488	$10,974,458	$29,594,483	$7,656,524	$54,020,953
Additions	-	4,879,562	3,710,381	647,755	9,237,698
Disposals or retirements	-	-	(260,904)	-	(260,904)
Effect of exchange rate changes	(102,112)	931	(19,950)	(1,283)	(122,414)

Balance at December 31, 2019	$5,693,376	$15,854,951	$33,024,010	$8,302,996	$62,875,333

Accumulated amortization and impairment

Balance at January 1, 2019	$-	$8,756,005	$23,023,498	$5,239,313	$37,018,816
Additions	-	1,066,834	3,747,343	658,232	5,472,409
Disposals or retirements	-	-	(258,527)	-	(258,527)
Effect of exchange rate changes	-	931	(10,247)	(1,077)	(10,393)

Balance at December 31, 2019	$-	$9,823,770	$26,502,067	$5,896,468	$42,222,305

Carrying amounts at December 31, 2019	$5,693,376	$6,031,181	$6,521,943	$2,406,528	$20,653,028

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.0% in both years in its test of impairment as of December 31, 2020 and 2019, to reflect the relevant specific risk in the cash-generating unit.

For the years ended December 31, 2020 and 2019, the Company did not recognize any impairment loss on goodwill.

17.	SHORT-TERM LOANS

	December 31, 2020	December 31, 2019

Unsecured loans
Amount	$88,559,026	$118,522,290

Loan content
US$ (in thousands)	$200,000	$2,370,000
EUR (in thousands)	2,398,000	1,410,000
Annual interest rate	(0.54)%-0.33%	0.01%-2.22%
Maturity date	Due by February 2021	Due by May 2020

18.	BONDS PAYABLE

	December 31, 2020	December 31, 2019

Domestic unsecured bonds	$173,197,000	$56,900,000
Overseas unsecured bonds	84,291,000	-
Less: Discounts on bonds payable	(782,916)	-
Less: Current portion	(2,600,000)	(31,800,000)

	$254,105,084	$25,100,000

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

100-2	B	January 2012 to January 2019	$7,000,000	1.46%	Bullet repayment; interest payable annually
101-1	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	-	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-3	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

102-4	D	September 2013 to March 2021	$2,600,000	1.85%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually
109-1	A	March 2020 to March 2025	3,000,000	0.58%	The same as above
	B	March 2020 to March 2027	10,500,000	0.62%	The same as above
	C	March 2020 to March 2030	10,500,000	0.64%	The same as above
109-2	A	April 2020 to April 2025	5,900,000	0.52%	The same as above
	B	April 2020 to April 2027	10,400,000	0.58%	The same as above
	C	April 2020 to April 2030	5,300,000	0.60%	The same as above
109-3	A	May 2020 to May 2025	4,500,000	0.55%	The same as above
	B	May 2020 to May 2027	7,500,000	0.60%	The same as above
	C	May 2020 to May 2030	2,400,000	0.64%	The same as above
109-4	A	July 2020 to July 2025	5,700,000	0.58%	Two equal installments in last two years; interest payable annually
	B	July 2020 to July 2027	6,300,000	0.65%	The same as above
	C	July 2020 to July 2030	1,900,000	0.67%	The same as above
109-5	A	September 2020 to September 2025	4,800,000	0.50%	The same as above
	B	September 2020 to September 2027	8,000,000	0.58%	The same as above
	C	September 2020 to September 2030	2,800,000	0.60%	The same as above

(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

109-6 (green bond)	A	December 2020 to December 2025	$1,600,000	0.40%	Two equal installments in last two years; interest payable annually
	B	December 2020 to December 2027	5,600,000	0.44%	The same as above
	C	December 2020 to December 2030	4,800,000	0.48%	The same as above
109-7	A	December 2020 to December 2025	1,900,000	0.36%	The same as above
	B	December 2020 to December 2027	10,200,000	0.41%	The same as above
	C	December 2020 to December 2030	6,400,000	0.45%	The same as above

(Concluded)

Issuance		Tranche	Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

US$	unsecured bonds

109-1		-	September 2020 to September 2060	US$1,000,000	2.70%	Bullet repayment (callable on the 5th anniversary of the issue date and every anniversary thereafter); interest payable annually

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above

19.	LONG-TERM BANK LOANS
December 31, 2020

Unsecured loans	$2,000,000
Less: Discounts on government grants	(32,389)

$1,967,611

Loan content
Annual interest rate	0.4%
Maturity date	Due by September 2025

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loan proceeds are used to fund qualifying capital expenditure.

20.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada and TSMC Technology also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,809,484 thousand and NT$2,609,733 thousand for the years ended December 31, 2020 and 2019, respectively.

b.	Defined benefit plans

TSMC has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2020	2019

Current service cost	$123,311	$135,645
Net interest expense	81,604	123,951
Components of defined benefit costs recognized in profit or loss	204,915	259,596
Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	(139,212)	(124,344)

(Continued)

	Years Ended December 31
	2020	2019

Actuarial loss (gain) arising from experience adjustments	$494,051	$(438,009)
Actuarial gain arising from changes in demographic assumptions	-	(233,239)
Actuarial loss arising from changes in financial assumptions	3,161,910	541,697
Components of defined benefit costs recognized in other comprehensive income	3,516,749	(253,895)

Total	$3,721,664	$5,701

(Concluded)

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2020	2019

Cost of revenue	$126,274	$157,845
Research and development expenses	57,306	72,686
General and administrative expenses	18,248	25,063
Marketing expenses	3,087	4,002

	$204,915	$259,596

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2020	December 31, 2019

Present value of defined benefit obligation	$16,980,277	$13,484,090
Fair value of plan assets	(5,066,203)	(4,301,594)

Net defined benefit liability	$11,914,074	$9,182,496

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2020	2019

Balance, beginning of year	$13,484,090	$13,662,684
Current service cost	123,311	135,645
Interest expense	118,808	175,401
Remeasurement:
Actuarial loss (gain) arising from experience adjustments	494,051	(438,009)
Actuarial gain arising from changes in demographic assumptions	-	(233,239)
Actuarial loss arising from changes in financial assumptions	3,161,910	541,697
Benefits paid from plan assets	(398,986)	(344,131)
Benefits paid directly by the Company	(2,907)	(15,958)

Balance, end of year	$16,980,277	$13,484,090

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2020	2019

Balance, beginning of year	$4,301,594	$4,011,279
Interest income	37,204	51,450
Remeasurement:
Return on plan assets (excluding amounts included in net interest expense)	139,212	124,344
Contributions from employer	987,179	458,652
Benefits paid from plan assets	(398,986)	(344,131)

Balance, end of year	$5,066,203	$4,301,594

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2020	December 31, 2019

Cash	$632,769	$713,204
Equity instruments	2,926,745	2,313,828
Debt instruments	1,506,689	1,274,562

	$5,066,203	$4,301,594

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2020	December 31, 2019

Discount rate	0.40%	0.90%
Future salary increase rate	3.00%(Note)	3.00%

Note: The Company has an additional 20 percent pay raise in 2021.

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)

Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)

Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% (and not below 0.0%) in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$694,732 thousand and NT$724,963 thousand as of December 31, 2020 and 2019, respectively.

3)

Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$835,964 thousand and NT$706,502 thousand as of December 31, 2020 and 2019, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$229,934 thousand to the defined benefit plans in the next year starting from December 31, 2020. The weighted average duration of the defined benefit obligation is 9 years.

21.	Guarantee deposits

	December 31, 2020	December 31, 2019

Capacity guarantee	$-	$1,499,400
Others	349,999	230,481

	$349,999	$1,729,881

Current portion (classified under accrued expenses and other current liabilities)	$84,400	$1,552,977
Noncurrent portion	265,599	176,904

	$349,999	$1,729,881

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	December 31, 2020	December 31, 2019

Authorized shares (in thousands)	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,930,380	25,930,380
Issued capital	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2020, 1,064,364 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,321,819 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2020	December 31, 2019

Additional paid-in capital	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From share of changes in equities of subsidiaries	121,843	121,843
From share of changes in equities of associates	302,526	302,234
Donations	40,578	33,336

	$56,347,243	$56,339,709

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

The amendments to TSMC’s Articles of Incorporation had been approved by TSMC’s shareholders in its meeting held on June 5, 2019, which stipulate that earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting.

TSMC’s amended Articles of Incorporation provide that, when allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and the TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2020 and 2019 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2020	of 2020	of 2020	of 2020
Board of Directors in its	February 9,	November 10,	August 11,	May 12,
meeting	2021	2020	2020	2020

Special capital reserve	$12,420,727	$5,501,351	$11,884,457	$(2,694,841)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$64,825,951
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.5

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2019	of 2019	of 2019	of 2019
Board of Directors in its meeting	February 11, 2020	November 12, 2019	August 13, 2019	June 5, 2019

Special capital reserve	$16,893,073	$3,289,166	$(3,338,190)	$(4,723,939)
Cash dividends to shareholders	$64,825,951	$64,825,951	$64,825,951	$51,860,761
Cash dividends per share (NT$)	$2.5	$2.5	$2.5	$2.0

The special capital reserve for 2020 is to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 8, 2021 (expected).

The appropriation of 2018 earnings has been approved by TSMC’s shareholders in its meeting held on June 5, 2019. The appropriation and cash dividends per share were as follows:

	Appropriation of Earnings	Cash Dividends Per Share (NT$)

Legal capital reserve	$35,113,088
Special capital reserve	$(11,459,458)
Cash dividends to shareholders	$207,443,044	$8.0

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)
Exchange differences arising on translation of foreign operations	(29,846,818)	-	-	-	(29,846,818)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	423,212	-	-	423,212
Debt instruments	-	3,907,022	-	-	3,907,022
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	108,687	-	-	108,687

(Continued)

	Year Ended December 31, 2020
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	$-	$(1,439,420)	$-	$-	$(1,439,420)
Loss allowance adjustments from debt instruments	-	(891)	-	-	(891)
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	24,085	-	24,085
Transferred to initial carrying amount of hedged items	-	-	(20,265)	-	(20,265)
Share of other comprehensive income (loss) of associates	(283,409)	15,450	-	-	(267,959)
Share of unearned stock-based employee compensation of associates	-	-	-	190	190
Income tax effect	-	653	-	-	653

Balance, end of year	$(57,001,627)	$2,321,754	$-	$-	$(54,679,873)

(Concluded)

	Year Ended December 31, 2019
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$(12,042,347)	$(3,429,324)	$23,601	$(1,843)	$(15,449,913)
Exchange differences arising on translation of foreign operations	(14,693,561)	-	-	-	(14,693,561)
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	334,537	-	-	334,537
Debt instruments	-	3,097,329	-	-	3,097,329
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(162,118)	-	-	(162,118)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	(537,835)	-	-	(537,835)
Loss allowance adjustments from debt instruments	-	6,879	-	-	6,879
Other comprehensive income transferred to profit or loss due to disposal of subsidiary	4,598	-	-	-	4,598
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	(109,592)	-	(109,592)
Transferred to initial carrying amount of hedged items	-	-	82,276	-	82,276
Share of other comprehensive income (loss) of associates	(140,090)	(11,903)	(105)	-	(152,098)
Share of unearned stock-based employee compensation of associates	-	-	-	1,653	1,653
Income tax effect	-	9,476	-	-	9,476

Balance, end of year	$(26,871,400)	$(692,959)	$(3,820)	$(190)	$(27,568,369)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

23.	NET REVENUE

a.	Disaggregation of revenue from contracts with customers

	Years Ended December 31
Product	2020	2019

Wafer	$1,178,456,273	$927,317,351
Others	160,798,538	142,668,097

	$1,339,254,811	$1,069,985,448

	Years Ended December 31
Geography	2020	2019

Taiwan	$129,082,884	$84,255,256
United States	817,910,976	634,713,043
China	233,783,358	208,101,401
Europe, the Middle East and Africa	70,213,432	67,568,157
Japan	63,299,176	57,468,605
Others	24,964,985	17,878,986

	$1,339,254,811	$1,069,985,448

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Years Ended December 31
Platform	2020	2019

Smartphone	$645,303,613	$523,612,863
High Performance Computing	439,809,984	315,822,311
Internet of Things	110,355,188	86,342,707
Automotive	44,367,562	47,914,518
Digital Consumer Electronics	54,555,665	53,733,395
Others	44,862,799	42,559,654

	$1,339,254,811	$1,069,985,448

	Years Ended December 31
Resolution	2020	2019

5-nanometer	$90,934,485	$-
7-nanometer	394,836,964	249,548,139
10-nanometer	3,403,151	23,266,355
16-nanometer	197,959,003	186,700,858
20-nanometer	8,450,865	9,535,831
28-nanometer	149,367,729	149,578,719
40/45-nanometer	103,176,542	93,366,285
65-nanometer	61,226,671	69,250,008
90-nanometer	29,380,358	25,624,251
0.11/0.13 micron	33,197,137	22,947,287
0.15/0.18 micron	86,008,475	77,564,492
0.25 micron and above	20,514,893	19,935,126

Wafer revenue	$1,178,456,273	$927,317,351

b.	Contract balances

	December 31, 2020	December 31, 2019	January 1, 2019

Contract liabilities (classified under accrued expenses and other current liabilities)	$13,775,088	$6,784,323	$4,684,024

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$4,737,915 thousand and NT$3,876,603 thousand for the years ended December 31, 2020 and 2019, respectively.

c.	Refund liabilities

Estimated sales returns and other allowances is made and adjusted based on historical experience and the consideration of varying contractual terms, which amounted to NT$40,453,153 thousand and NT$36,211,421 thousand for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the aforementioned refund liabilities amounted to NT$33,194,765 thousand and NT$19,620,159 thousand (classified under accrued expenses and other current liabilities), respectively.

24.INTEREST INCOME

	Years Ended December 31
	2020	2019

Interest income
Bank deposits	$5,139,149	$11,454,032
Financial assets at FVTPL	2,522	339,480
Financial assets at FVTOCI	3,121,856	3,476,192
Financial assets at amortized cost	754,873	919,670

	$9,018,400	$16,189,374

25.	FINANCE COSTS

	Years Ended December 31
	2020	2019

Interest expense
Corporate bonds	$1,337,347	$1,139,935
Bank loans	500,875	1,869,335
Lease liabilities	227,752	240,927
Others	15,481	650

	$2,081,455	$3,250,847

26.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2020	2019

Gain on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$1,439,420	$537,835
Loss on disposal of subsidiaries	-	(4,598)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	8,244,491	(2,360,699)
Gain arising from fair value hedges, net	-	13,091
The reversal (accrual) of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	891	(6,879)
Financial assets at amortized cost	(4,563)	5,165
Other gains, net	426,171	665,070

	$10,106,410	$(1,151,015)

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2020	2019

Current income tax expense
Current tax expense recognized in the current year	$72,705,385	$45,411,178
Income tax adjustments on prior years	38,701	196,882
Other income tax adjustments	150,204	(41,465)
	72,894,290	45,566,595
Deferred income tax benefit
The origination and reversal of temporary differences	(6,275,192)	(1,065,068)

Income tax expense recognized in profit or loss	$66,619,098	$44,501,527

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2020	2019

Income before tax	$584,777,180	$389,845,336

Income tax expense at the statutory rate	$118,837,423	$79,053,188
Tax effect of adjusting items:
Nondeductible (deductible) items in determining taxable income	1,009,758	(4,180,168)
Tax-exempt income	(65,988,096)	(39,808,121)
Additional income tax under the Alternative Minimum Tax Act	18,872,837	10,367,916
Additional income tax on unappropriated earnings	-	5,903,794

(Continued)

	Years Ended December 31
	2020	2019

The origination and reversal of temporary differences	$(6,275,192)	$(1,065,068)
Income tax credits	(26,537)	(5,925,431)
	66,430,193	44,346,110
Income tax adjustments on prior years	38,701	196,882
Other income tax adjustments	150,204	(41,465)

Income tax expense recognized in profit or loss	$66,619,098	$44,501,527

(Concluded)

Under the amendment to the R.O.C Statute of Industrial Innovation in 2019, the amounts of unappropriated earnings in 2018 and thereafter used for building or purchasing specific assets or technologies can qualify for deduction when computing the income tax on unappropriated earnings.

For other jurisdictions, taxes are calculated using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2020	2019

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$422,010	$(30,468)
Related to unrealized gain/loss on investments in equity instruments at FVTOCI	653	9,476

	$422,663	$(20,992)

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2020	December 31, 2019

Deferred income tax assets

Temporary differences
Depreciation	$19,354,383	$13,547,220
Refund liability	3,755,131	2,150,352
Net defined benefit liability	1,341,960	1,016,248
Unrealized loss on inventories	858,463	469,430
Deferred compensation cost	330,340	323,093
Investments in equity instruments at FVTOCI	66,393	65,740
Others	251,514	356,275

	$25,958,184	$17,928,358

(Continued)

	December 31, 2020	December 31, 2019

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(866,495)	$(333,606)
Others	(863,446)	(10,787)

	$(1,729,941)	$(344,393)

(Concluded)

	Year Ended December 31, 2020
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$13,547,220	$5,823,956	$-	$(16,793)	$19,354,383
Refund liability	2,150,352	1,606,140	-	(1,361)	3,755,131
Net defined benefit liability	1,016,248	(96,298)	422,010	-	1,341,960
Unrealized loss on inventories	469,430	391,095	-	(2,062)	858,463
Deferred compensation cost	323,093	27,437	-	(20,190)	330,340
Investments in equity instruments at FVTOCI	65,740	-	653	-	66,393
Others	356,275	(91,590)	-	(13,171)	251,514

	$17,928,358	$7,660,740	$422,663	$(53,577)	$25,958,184

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(333,606)	$(532,889)	$-	$-	$(866,495)
Others	(10,787)	(852,659)	-	-	(863,446)

	$(344,393)	$(1,385,548)	$-	$-	$(1,729,941)

	Year Ended December 31, 2019
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$11,839,221	$1,727,762	$-	$(19,763)	$13,547,220
Refund liability	2,594,003	(443,194)	-	(457)	2,150,352
Net defined benefit liability	1,084,874	(38,158)	(30,468)	-	1,016,248
Unrealized loss on inventories	750,995	(280,734)	-	(831)	469,430
Deferred compensation cost	271,711	59,365	-	(7,983)	323,093
Investments in equity instruments at FVTOCI	56,191	73	9,476	-	65,740
Others	209,392	151,063	-	(4,180)	356,275

	$16,806,387	$1,176,177	$(20,992)	$(33,214)	$17,928,358

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(61,677)	$(271,929)	$-	$-	$(333,606)
Others	(171,607)	160,820	-	-	(10,787)

	$(233,284)	$(111,109)	$-	$-	$(344,393)

d.	The deductible temporary differences for which no deferred income tax assets have been recognized

As of December 31, 2020 and 2019, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$55,521,034 thousand and NT$33,445,504 thousand, respectively.

e.	Unused tax-exemption information

As of December 31, 2020, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2020 and 2019, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$152,827,360 thousand and NT$131,085,673 thousand, respectively.

g.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2018. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Years Ended December 31
	2020	2019

Basic EPS	$19.97	$13.32
Diluted EPS	$19.97	$13.32

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year Ended December 31, 2020

Basic/Diluted EPS
Net income available to common shareholders of the parent	$517,885,387	25,930,380	$19.97

Year Ended December 31, 2019

Basic/Diluted EPS
Net income available to common shareholders of the parent	$345,263,668	25,930,380	$13.32

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2020	2019

a.Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$299,311,405	$256,530,964
Recognized in operating expenses	25,191,358	24,856,701
Recognized in other operating income and expenses	35,680	24,167

	$324,538,443	$281,411,832

b.Amortization of intangible assets

Recognized in cost of revenue	$4,837,728	$3,069,901
Recognized in operating expenses	2,348,520	2,402,508

	$7,186,248	$5,472,409

c.Employee benefits expenses

Post-employment benefits
Defined contribution plans	$2,809,484	$2,609,733
Defined benefit plans	204,915	259,596
	3,014,399	2,869,329
Other employee benefits	137,803,038	107,115,281

	$140,817,437	$109,984,610

Employee benefits expense summarized by function
Recognized in cost of revenue	$83,098,994	$64,701,955
Recognized in operating expenses	57,718,443	45,282,655

	$140,817,437	$109,984,610

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Years Ended December 31
	2020	2019

Profit sharing bonus to employees	$34,753,184	$23,165,745

TSMC’s profit sharing bonus to employees and compensation to directors for 2020, 2019 and 2018 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2020	2019	2018
Resolution Date of TSMC’s Board of	February 9,	February 11,	February 19,
Directors in its meeting	2021	2020	2019

Profit sharing bonus to employees	$34,753,184	$23,165,745	$23,570,040
Compensation to directors	$509,753	$360,404	$349,272

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2020, 2019 and 2018, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

30.CASH FLOW INFORMATION

a.	Non-cash transactions
	Years Ended December 31
	2020	2019

Additions of financial assets at FVTOCI	$268,653,527	$257,824,493
Conversion of convertible bonds into equity securities	(120,548)	-
Changes in accrued expenses and other current liabilities	(5,895,483)	(266,253)

Payments for acquisition of financial assets at FVTOCI	$262,637,496	$257,558,240

Disposal of financial assets at FVTOCI	$269,011,852	$229,525,134
Changes in other financial assets	(2,079,936)	919,352

Proceeds from disposal of financial assets at FVTOCI	$266,931,916	$230,444,486

Additions of property, plant and equipment	$525,720,748	$564,283,073
Changes in other financial assets	584,782	472,504
Exchange of assets	(1,148)	(3,287,138)
Changes in payables to contractors and equipment suppliers	(19,085,925)	(100,964,013)
Transferred to initial carrying amount of hedged items	20,265	(82,276)

Payments for acquisition of property, plant and equipment	$507,238,722	$460,422,150

Additions of intangible assets	$12,559,467	$9,237,698
Changes in other financial assets	10,457	22,236
Changes in account payable	191,429	69,935
Changes in accrued expenses and other current liabilities	(3,218,966)	-

Payments for acquisition of intangible assets	$9,542,387	$9,329,869

b.	Reconciliation of liabilities arising from financing activities

			Non-cash changes
	Balance as of January 1, 2020	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2020

Short-term loans	$118,522,290	$(31,571,567)	$1,608,303	$-	$-	$88,559,026
Bonds payable	56,900,000	204,534,945	(4,758,550)	-	28,689	256,705,084
Long-term bank loans	-	2,000,000	-	-	(32,389)	1,967,611
Lease liabilities	17,316,917	(2,819,733)	(78,493)	7,742,231	227,752	22,388,674
Guarantee deposits	1,729,881	129,573	1,795	-	(1,511,250)	349,999

Total	$194,469,088	$172,273,218	$(3,226,945)	$7,742,231	$(1,287,198)	$369,970,394

			Non-cash changes
	Balance as of January 1, 2019	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of December 31, 2019

Short-term loans	$88,754,640	$31,804,302	$(2,036,652)	$-	$-	$118,522,290
Bonds payable	91,800,000	(34,900,000)	-	-	-	56,900,000
Lease liabilities	19,903,615	(3,174,032)	(73,290)	419,697	240,927	17,316,917
Guarantee deposits	10,189,045	(639,066)	4,474	-	(7,824,572)	1,729,881

Total	$210,647,300	$(6,908,796)	$(2,105,468)	$419,697	$(7,583,645)	$194,469,088

Note:

Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and guarantee deposits refunded to customers by offsetting related accounts receivable.

31.CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

32.FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2020	December 31, 2019

Financial assets
FVTPL (Note 1)	$2,259,412	$326,839
FVTOCI (Note 2)	129,918,694	134,776,779
Hedging financial assets	47	25,884
Amortized cost (Note 3)	826,293,705	612,740,640

	$958,471,858	$747,870,142

Financial liabilities
FVTPL (Note 4)	$94,128	$982,349
Hedging financial liabilities	1,169	1,798
Amortized cost (Note 5)	748,129,332	533,581,640

	$748,224,629	$534,565,787

Note 1:	Financial assets mandatorily measured at FVTPL.

Note 2:	Including notes and accounts receivable (net), equity and debt investments.

Note 3:	Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables and refundable deposits.

Note 4:	Held for trading.

Note 5:

Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans and guarantee deposits.

b.	Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

The majority of the Company’s revenue is denominated in U.S. dollar and over one-half of its capital expenditures are denominated in currencies other than NT dollar, primarily in U.S. dollar, Japanese yen and Euro. As a result, any significant fluctuations to its disadvantage in exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollar. The Company uses foreign currency derivative contracts, such as currency forwards or currency swaps, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities and certain forecasted transactions. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the years ended December 31, 2020 and 2019, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$897,722 thousand and NT$2,137,338 thousand, respectively, and decreased its other comprehensive income NT$107,690 thousand for the year ended December 31, 2019, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily related to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The Company’s cash and cash equivalents as well as fixed income investments in both fixed- and floating-rate securities carry a degree of interest rate risk. The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI, and may have their fair value adversely affected due to a rise in interest rates. At the same time, if interest rate fall, cash and cash equivalents as well as floating-rate securities may generate less interest income than expected. The Company has entered and may in the future enter into interest rate futures to partially hedge the interest rate risk on its fixed income investments. However, these hedges can offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the fair value by NT$3,143,569 thousand and NT$3,517,424 thousand for the years ended December 31, 2020 and 2019, respectively. The decreases were composed of NT$3,143,569 thousand decrease and NT$3,516,604 thousand decrease in other comprehensive income for the years ended December 31, 2020 and 2019, respectively, and NT$820 thousand decrease in net income for the year ended December 31, 2019.

The majority of the Company’s short-term debt is floating-rate, hence a rise in interest rates may result in higher interest expense than predicted. The majority of the Company’s long-term debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect the future cash flows and the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2020 and 2019, the other comprehensive income would have decreased by NT$446,470 thousand and NT$401,879 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2020 and 2019, the Company’s ten largest customers accounted for 79% of accounts receivable in both years. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	~~-~~
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	~~-~~
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	~~-~~

For the years ended December 31, 2020 and 2019, the expected credit loss increases NT$1,054 thousand and NT$655 thousand, respectively. The changes are mainly due to investment portfolio adjustment and changes in credit rating of investment securities.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, fixed income investments at FVTPL, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2020

Non-derivative financial liabilities

Short-term loans	$88,557,526	$-	$-	$-	$88,557,526
Accounts payable (including related parties)	41,095,002	-	-	-	41,095,002
Payables to contractors and equipment suppliers	157,804,961	-	-	-	157,804,961
Accrued expenses and other current liabilities	71,995,747	-	-	-	71,995,747
Bonds payable	5,327,971	27,631,589	59,986,812	207,152,135	300,098,507
Long-term bank loans	8,000	847,389	1,170,944	-	2,026,333

(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

Lease liabilities (including those classified under accrued expenses and other current liabilities)	$2,024,212	$3,566,719	$3,198,845	$15,067,857	$23,857,633
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	84,400	113,520	151,746	333	349,999
	366,897,819	32,159,217	64,508,347	222,220,325	685,785,708

Derivative financial instruments

Forward exchange contracts
Outflows	177,764,155	-	-	-	177,764,155
Inflows	(181,457,960)	-	-	-	(181,457,960)
	(3,693,805)	-	-	-	(3,693,805)

	$363,204,014	$32,159,217	$64,508,347	$222,220,325	$682,091,903

December 31, 2019

Non-derivative financial liabilities

Short-term loans	$118,562,641	$-	$-	$-	$118,562,641
Accounts payable (including related parties)	40,205,966	-	-	-	40,205,966
Payables to contractors and equipment suppliers	140,810,703	-	-	-	140,810,703
Accrued expenses and other current liabilities	45,760,898	-	-	-	45,760,898
Bonds payable	32,338,853	7,777,715	18,203,601	-	58,320,169
Lease liabilities (including those classified under accrued expenses and other current liabilities)	2,475,177	2,782,860	2,484,478	10,947,730	18,690,245
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	1,552,977	121,047	55,501	356	1,729,881
	381,707,215	10,681,622	20,743,580	10,948,086	424,080,503

Derivative financial instruments

Forward exchange contracts
Outflows	141,450,762	-	-	-	141,450,762
Inflows	(141,128,914)	-	-	-	(141,128,914)
	321,848	-	-	-	321,848

	$382,029,063	$10,681,622	$20,743,580	$10,948,086	$424,402,351

(Concluded)

Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

December 31, 2020

Lease liabilities	$7,401,969	$5,253,877	$2,255,185	$156,826	$15,067,857

December 31, 2019

Lease liabilities	$5,581,116	$3,691,272	$1,600,962	$74,380	$10,947,730

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$2,259,412	$-	$2,259,412

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$56,593,623	$-	$56,593,623
Agency bonds/Agency mortgage-backed securities	-	43,977,113	-	43,977,113
Government bonds	13,279,154	180,349	-	13,459,503
Asset-backed securities	-	8,368,264	-	8,368,264
Investments in equity instruments
Non-publicly traded equity investments	-	-	4,514,940	4,514,940
Publicly traded stocks	49,950	-	-	49,950
Notes and accounts receivable, net	-	2,955,301	-	2,955,301

	$13,329,104	$112,074,650	$4,514,940	$129,918,694

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$47	$-	$-	$47

(Continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$94,128	$-	$94,128

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$1,169	$-	$-	$1,169
(Concluded)

The transfer from Level 2 to Level 1 is because quoted prices (unadjusted) in active markets became available for such equity investment.

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$162,155	$-	$162,155
Convertible bonds	-	-	123,759	123,759
Agency mortgage-backed securities	-	40,925	-	40,925

	$-	$203,080	$123,759	$326,839

Financial assets at FVTOCI

Investments in debt instruments
Agency bonds/Agency mortgage-backed securities	$-	$51,966,460	$-	$51,966,460
Corporate bonds	-	51,790,045	-	51,790,045
Government bonds	12,678,086	146,137	-	12,824,223
Asset-backed securities	-	10,815,849	-	10,815,849
Investments in equity instruments
Non-publicly traded equity investments	-	39,196	4,085,141	4,124,337
Notes and accounts receivable, net	-	3,255,865	-	3,255,865

	$12,678,086	$118,013,552	$4,085,141	$134,776,779

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$22,380	$-	$-	$22,380
Cash flow hedges
Forward exchange contracts	-	3,504	-	3,504

	$22,380	$3,504	$-	$25,884

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$982,349	$-	$982,349

Hedging financial liabilities

Cash flow hedges
Forward exchange contracts	$-	$1,798	$-	$1,798

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were financial assets at FVTPL and equity investments classified as financial assets at FVTOCI. Reconciliations for the years ended December 31, 2020 and 2019 were as follows:

	Years Ended December 31
	2020	2019

Balance, beginning of year	$4,208,900	$3,910,681
Additions	175,202	372,315
Recognized in profit or loss	(3,821)	-
Recognized in other comprehensive income	409,014	129,497
Disposals and proceeds from return of capital of investments	(51,060)	(76,532)
Transfers out of level 3 (Note)	-	(43,610)
Effect of exchange rate changes	(223,295)	(83,451)

Balance, end of year	$4,514,940	$4,208,900

Note:	The transfer from Level 3 to Level 2 is because observable market data became available for such equity investment.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

●

The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, government bonds and non-publicly traded equity investments - equity investments trading on the Emerging Stock Board are determined by quoted market prices provided by third party pricing services.

●	Forward exchange contracts are measured using forward exchange rates and discount rates derived from quoted market prices.
●	The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On December 31, 2020 and 2019, the Company uses unobservable inputs derived from discount for lack of marketability by 10%. When other inputs remain equal, the fair value will decrease by NT$39,006 thousand and NT34,843 thousand if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible bonds are determined by the present value of future cash flow based on a discount rate reflecting issuer’s credit spread and market conditions, combined with the fair value of conversion option estimated by the option pricing model considering recent financing activities of the investee and market transaction prices of the similar companies.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to measure at fair value:

	December 31, 2020
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$10,970,199	$11,053,550

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$256,705,084	$257,551,196

	December 31, 2019
	Carrying	Level 2
	Amount	Fair Value

Financial assets

Financial assets at amortized costs
Corporate bonds	$7,648,798	$7,718,731

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$56,900,000	$57,739,115

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds and the Company’s bonds payable are determined by quoted market prices provided by third party pricing services.

33.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2020	2019

Item	Related Party Categories

Net revenue from sale of goods	Associates	$8,129,764	$6,253,895

Net revenue from royalties	Associates	$195,111	$183,583

c.	Purchases

	Years Ended December 31
	2020	2019

Related Party Categories

Associates	$7,606,421	$6,301,417

d.	Receivables from related parties

		December 31, 2020	December 31, 2019

Item	Related Party Name/Categories

Receivables from related	GUC	$370,643	$741,898
parties	Xintec	187,488	120,172

		$558,131	$862,070

Other receivables from related	SSMC	$45,291	$46,506
parties	VIS	4,311	3,920
	Other associates	1,043	1,227

		$50,645	$51,653

e.	Payables to related parties

		December 31, 2020	December 31, 2019

Item	Related Party Name/Categories

Payables to related parties	Xintec	$1,358,624	$736,860
	SSMC	400,819	487,944
	VIS	311,406	153,977
	Other associates	36,869	56,119

		$2,107,718	$1,434,900

f.	Others

		Years Ended December 31
		2020	2019

Item	Related Party Categories

Manufacturing expenses	Associates	$5,439,978	$2,822,989

Research and development expenses	Associates	$256,496	$163,425

General and administrative expenses	Other related parties	$120,000	$120,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Years Ended December 31
	2020	2019

Short-term employee benefits	$2,666,696	$1,922,191
Post-employment benefits	2,334	2,686

	$2,669,030	$1,924,877

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

34.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2020 and 2019, the aforementioned other financial assets amounted to NT$135,375 thousand and NT$114,467 thousand, respectively.

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2020, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2020.

c.

On September 28, 2017, TSMC was contacted by the European Commission (the “Commission”), which asked us for information and documents concerning alleged anti-competitive practices in relation to semiconductor sales. We cooperated continuously with the Commission to provide the requested information and documents. The Commission subsequently decided to close the investigation in May 2020.

d.	TSMC entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.
e.	TSMC entered into a long-term purchase agreement of equipment. The relative purchase quantity and price are specified in the agreement.

f.	TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative purchase period, quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of December 31, 2020 and 2019 were NT$56,194 thousand and NT$59,976 thousand, respectively.

36.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2020

Financial assets

Monetary items
USD	$6,984,545	28.097		$196,244,748
USD	785,171	6.540	(Note 2)	22,060,962
EUR	13,820	34.587		478,002
JPY	83,593,234	0.2729		22,812,594

Financial liabilities

Monetary items
USD	6,966,889	28.097		195,748,671
EUR	4,150,215	34.587		143,543,499
JPY	105,112,663	0.2729		28,685,246

December 31, 2019

Financial assets

Monetary items
USD	$4,725,056	29.988		$141,694,967
USD	455,984	6.966	(Note 2)	13,674,047
EUR	3,638	33.653		122,418
JPY	72,369,239	0.2751		19,908,778

Financial liabilities

Monetary items
USD	6,018,287	29.988		180,476,401
EUR	2,551,824	33.653		85,876,547
JPY	101,455,514	0.2751		27,910,412

Note 1:	Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2020 and 2019, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

37.	SIGNIFICANT OPERATION LOSSES

On January 19, 2019, the Company discovered a wafer contamination issue in a fab in Taiwan caused by a batch of unqualified photoresist materials. After investigation, the Company immediately stopped using the unqualified materials. An estimated loss of NT$3,400,000 thousand related to this event was recognized in cost of revenue for the three months ended March 31, 2019.

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: See Table 1 attached;

b.	Endorsement/guarantee provided: See Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.	Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.	Information on investment in mainland China

1)

The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.	Information of major shareholder

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

39.	OPERATING SEGMENTS INFORMATION

a.	Operating segments, segment revenue and operating results

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

b.	Geographic and major customers information were as follows:

1)	Geographic information

	December 31,	December 31,
Noncurrent Assets	2020	2019

Taiwan	$1,569,080,378	$1,344,352,664
United States	9,455,505	8,850,099
China	34,456,406	38,586,614
Europe, the Middle East and Africa	174,169	186,238
Japan	327,250	27,074
Others	2,996	3,064

	$1,613,496,704	$1,392,005,753

Noncurrent assets include property, plant and equipment, right-of-use assets, intangible assets and other noncurrent assets.

2)	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2020		2019
	Amount	%	Amount	%

Customer A	$336,775,511	25	$247,213,291	23
Customer B	167,390,758	12	152,876,885	14

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																		Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	38,028,092 6,000,000 436,000	)& )	$ (RMB (US$	34,752,490 5,800,000 350,000	)& )	$ (RMB	20,622,240 4,800,000)	1.50%	The need for long-term financing	$-	Operating capital	$-	-	$-	$64,492,719	$64,492,719
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	87,100,700 3,100,000)		(US$	87,100,700 3,100,000)		(US$	87,100,700 3,100,000)	0.00%	The need for short-term financing	-	Operating capital	-	-	-	382,229,039	382,229,039

Note 1:	The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 2:	The aggregate amount available for lending to TSMC from TSMC Global shall not exceed the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$462,414,314	$ (US$	2,338,044 83,213)	$ (US$	2,338,044 83,213)	$ (US$	2,338,044 83,213)	$-	0.13%	$462,414,314	Yes	No	No
		TSMC Global	Subsidiary	462,414,314	(US$	84,291,000 3,000,000)	(US$	84,291,000 3,000,000)	(US$	84,291,000 3,000,000)	-	4.56%	462,414,314	Yes	No	No
1	TSMC Japan	TSMC JDC	The same parent company	184,965,726	(JPY	360,228 1,320,000)	(JPY	360,228 1,320,000)	(JPY	360,228 1,320,000)	-	0.02%	184,965,726	No	No	No

Note 1:	The total amount of the endorsement/guarantee provided by TSMC to TSMC North America and TSMC Global shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 2:	The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed ten percent (10%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	United Industrial Gases Co., Ltd.	-	Financial assets at fair value through other comprehensive income	21,230		$427,665	10		$427,665
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	〃	10,500	313,992		7	313,992
	Global Investment Holding Co., Ltd.	-	〃	10,442	87,059		6	87,059
	W.K. Technology Fund IV	-	〃	806	5,944		2	5,944
	Horizon Ventures Fund	-	〃	-	170		12	170
	Crimson Asia Capital	-	〃	-	-		1	-

TSMC Partners	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	22,944	6	US$	22,944
	China Walden Venture Investments II, L.P.	-	〃	-	US$	12,551	9	US$	12,551
	China Walden Venture Investments III, L.P.	-	〃	-	US$	4,978	4	US$	4,978
	Inpria Corporation	-	〃	1,778	US$	3,600	4	US$	3,600
	Tela Innovations	-	〃	10,440	-		25	-
	Mcube Inc.	-	〃	6,333	-		10	-

TSMC Global	Corporate bond
	Bank of America Corp	-	Financial assets at fair value through other comprehensive income	-	US$	59,845	N/A	US$	59,845
	Citigroup Inc	-	〃	-	US$	44,484	N/A	US$	44,484
	Morgan Stanley	-	〃	-	US$	43,256	N/A	US$	43,256
	Goldman Sachs Group Inc/The	-	〃	-	US$	40,089	N/A	US$	40,089
	Wells Fargo & Co	-	〃	-	US$	36,031	N/A	US$	36,031
	Mitsubishi UFJ Financial Group Inc	-	〃	-	US$	34,946	N/A	US$	34,946
	JPMorgan Chase & Co	-	〃	-	US$	33,739	N/A	US$	33,739
	AbbVie Inc	-	〃	-	US$	33,716	N/A	US$	33,716
	Sumitomo Mitsui Financial Group Inc	-	〃	-	US$	27,424	N/A	US$	27,424
	Metropolitan Life Global Funding I	-	〃	-	US$	21,597	N/A	US$	21,597
	Lloyds Banking Group PLC	-	〃	-	US$	21,490	N/A	US$	21,490
	Bristol-Myers Squibb Co	-	〃	-	US$	21,090	N/A	US$	21,090
	Mizuho Financial Group Inc	-	〃	-	US$	20,795	N/A	US$	20,795
	Toyota Motor Credit Corp	-	〃	-	US$	20,448	N/A	US$	20,448
	NatWest Markets PLC	-	〃	-	US$	19,179	N/A	US$	19,179
	Athene Global Funding	-	〃	-	US$	18,421	N/A	US$	18,421
	Credit Suisse AG/New York NY	-	〃	-	US$	17,442	N/A	US$	17,442
	Royal Bank of Canada	-	〃	-	US$	16,267	N/A	US$	16,267
	HSBC Holdings PLC	-	〃	-	US$	16,113	N/A	US$	16,113
	Hyundai Capital America	-	〃	-	US$	15,983	N/A	US$	15,983
	Macquarie Bank Ltd	-	〃	-	US$	15,912	N/A	US$	15,912
	Nordea Bank Abp	-	〃	-	US$	15,907	N/A	US$	15,907
	Apple Inc	-	〃	-	US$	15,762	N/A	US$	15,762
	Santander UK PLC	-	〃	-	US$	15,704	N/A	US$	15,704
	BP Capital Markets America Inc	-	〃	-	US$	15,621	N/A	US$	15,621

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Toronto-Dominion Bank/The	-	Financial assets at fair value through other comprehensive income	-	US$	15,527	N/A	US$	15,527
	Volkswagen Group of America Finance LLC	-	〃	-	US$	15,417	N/A	US$	15,417
	Comcast Corp	-	〃	-	US$	14,947	N/A	US$	14,947
	BNP Paribas SA	-	〃	-	US$	14,590	N/A	US$	14,590
	National Securities Clearing Corp	-	〃	-	US$	14,129	N/A	US$	14,129
	Principal Life Global Funding II	-	〃	-	US$	13,580	N/A	US$	13,580
	Roper Technologies Inc	-	〃	-	US$	13,249	N/A	US$	13,249
	AT&T Inc	-	〃	-	US$	13,180	N/A	US$	13,180
	Banco Santander SA	-	〃	-	US$	13,146	N/A	US$	13,146
	Banque Federative du Credit Mutuel SA	-	〃	-	US$	13,019	N/A	US$	13,019
	Nationwide Building Society	-	〃	-	US$	12,913	N/A	US$	12,913
	Chevron Corp	-	〃	-	US$	12,771	N/A	US$	12,771
	Guardian Life Global Funding	-	〃	-	US$	12,187	N/A	US$	12,187
	Bank of Nova Scotia/The	-	〃	-	US$	12,144	N/A	US$	12,144
	Equifax Inc	-	〃	-	US$	12,015	N/A	US$	12,015
	BPCE SA	-	〃	-	US$	11,978	N/A	US$	11,978
	UBS Group Funding Switzerland AG	-	〃	-	US$	11,758	N/A	US$	11,758
	US Bancorp	-	〃	-	US$	11,651	N/A	US$	11,651
	Societe Generale SA	-	〃	-	US$	11,567	N/A	US$	11,567
	American Honda Finance Corp	-	〃	-	US$	11,354	N/A	US$	11,354
	American International Group Inc	-	〃	-	US$	11,011	N/A	US$	11,011
	Amazon.com Inc	-	〃	-	US$	10,846	N/A	US$	10,846
	TJX Cos Inc/The	-	〃	-	US$	10,563	N/A	US$	10,563
	Verizon Communications Inc	-	〃	-	US$	10,558	N/A	US$	10,558
	Jackson National Life Global Funding	-	〃	-	US$	10,434	N/A	US$	10,434
	Equinor ASA	-	〃	-	US$	10,372	N/A	US$	10,372
	Canadian Imperial Bank of Commerce	-	〃	-	US$	10,297	N/A	US$	10,297
	DTE Energy Co	-	〃	-	US$	10,173	N/A	US$	10,173
	BMW US Capital LLC	-	〃	-	US$	10,125	N/A	US$	10,125
	Shire Acquisitions Investments Ireland DAC	-	〃	-	US$	9,893	N/A	US$	9,893
	NextEra Energy Capital Holdings Inc	-	〃	-	US$	9,527	N/A	US$	9,527
	Cox Communications Inc	-	〃	-	US$	9,526	N/A	US$	9,526
	Sumitomo Mitsui Trust Bank Ltd	-	〃	-	US$	9,446	N/A	US$	9,446
	Credit Agricole SA/London	-	〃	-	US$	9,250	N/A	US$	9,250
	NIKE Inc	-	〃	-	US$	9,232	N/A	US$	9,232
	Protective Life Global Funding	-	〃	-	US$	9,137	N/A	US$	9,137
	New York Life Global Funding	-	〃	-	US$	9,057	N/A	US$	9,057
	Bank of Montreal	-	〃	-	US$	9,002	N/A	US$	9,002
	Svenska Handelsbanken AB	-	〃	-	US$	8,963	N/A	US$	8,963
	Truist Bank	-	〃	-	US$	8,775	N/A	US$	8,775
	Intuit Inc	-	〃	-	US$	8,524	N/A	US$	8,524
	Barclays PLC	-	〃	-	US$	8,492	N/A	US$	8,492
	Inter-American Development Bank	-	〃	-	US$	8,211	N/A	US$	8,211
	Suncorp-Metway Ltd	-	〃	-	US$	8,134	N/A	US$	8,134
	AIG Global Funding	-	〃	-	US$	8,098	N/A	US$	8,098
	Fiserv Inc	-	〃	-	US$	8,079	N/A	US$	8,079
	Oracle Corp	-	〃	-	US$	7,822	N/A	US$	7,822
	Credit Suisse Group AG	-	〃	-	US$	7,804	N/A	US$	7,804
	Exxon Mobil Corp	-	〃	-	US$	7,576	N/A	US$	7,576
	Great-West Lifeco US Finance 2020 LP	-	〃	-	US$	7,455	N/A	US$	7,455
	Skandinaviska Enskilda Banken AB	-	〃	-	US$	7,409	N/A	US$	7,409
	AstraZeneca PLC	-	〃	-	US$	7,333	N/A	US$	7,333

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Prudential Funding LLC	-	Financial assets at fair value through other comprehensive income	-	US$	7,322	N/A	US$	7,322
	Huntington Bancshares Inc/OH	-	〃	-	US$	7,249	N/A	US$	7,249
	Tencent Holdings Ltd	-	〃	-	US$	7,024	N/A	US$	7,024
	Daimler Finance North America LLC	-	〃	-	US$	6,772	N/A	US$	6,772
	Scentre Group Trust 1 / Scentre Group Trust 2	-	〃	-	US$	6,611	N/A	US$	6,611
	Capital One Financial Corp	-	〃	-	US$	6,498	N/A	US$	6,498
	ING Groep NV	-	〃	-	US$	6,484	N/A	US$	6,484
	Cigna Corp	-	〃	-	US$	6,445	N/A	US$	6,445
	General Electric Co	-	〃	-	US$	6,267	N/A	US$	6,267
	UnitedHealth Group Inc	-	〃	-	US$	6,255	N/A	US$	6,255
	Bank of New York Mellon Corp/The	-	〃	-	US$	6,241	N/A	US$	6,241
	WPP Finance 2010	-	〃	-	US$	6,236	N/A	US$	6,236
	Standard Chartered PLC	-	〃	-	US$	6,231	N/A	US$	6,231
	Macquarie Group Ltd	-	〃	-	US$	6,193	N/A	US$	6,193
	Cargill Inc	-	〃	-	US$	6,175	N/A	US$	6,175
	UBS Group AG	-	〃	-	US$	6,171	N/A	US$	6,171
	CVS Health Corp	-	〃	-	US$	5,981	N/A	US$	5,981
	Analog Devices Inc	-	〃	-	US$	5,975	N/A	US$	5,975
	Alabama Power Co	-	〃	-	US$	5,920	N/A	US$	5,920
	Capital One NA	-	〃	-	US$	5,919	N/A	US$	5,919
	Intercontinental Exchange Inc	-	〃	-	US$	5,873	N/A	US$	5,873
	John Deere Capital Corp	-	〃	-	US$	5,824	N/A	US$	5,824
	Shell International Finance BV	-	〃	-	US$	5,794	N/A	US$	5,794
	American Express Co	-	〃	-	US$	5,761	N/A	US$	5,761
	BAT Capital Corp	-	〃	-	US$	5,574	N/A	US$	5,574
	Intel Corp	-	〃	-	US$	5,547	N/A	US$	5,547
	Thermo Fisher Scientific Inc	-	〃	-	US$	5,516	N/A	US$	5,516
	Microsoft Corp	-	〃	-	US$	5,489	N/A	US$	5,489
	Fox Corp	-	〃	-	US$	5,483	N/A	US$	5,483
	Charles Schwab Corp/The	-	〃	-	US$	5,465	N/A	US$	5,465
	Georgia-Pacific LLC	-	〃	-	US$	5,422	N/A	US$	5,422
	Dominion Energy Gas Holdings LLC	-	〃	-	US$	5,403	N/A	US$	5,403
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	5,399	N/A	US$	5,399
	Fifth Third Bancorp	-	〃	-	US$	5,399	N/A	US$	5,399
	BB&T Corp	-	〃	-	US$	5,381	N/A	US$	5,381
	Sompo International Holdings Ltd	-	〃	-	US$	5,344	N/A	US$	5,344
	Merck & Co Inc	-	〃	-	US$	5,302	N/A	US$	5,302
	Sempra Energy	-	〃	-	US$	5,257	N/A	US$	5,257
	Federation des Caisses Desjardins du Quebec	-	〃	-	US$	5,246	N/A	US$	5,246
	National Bank of Canada	-	〃	-	US$	5,214	N/A	US$	5,214
	Tyson Foods Inc	-	〃	-	US$	5,073	N/A	US$	5,073
	Five Corners Funding Trust	-	〃	-	US$	4,991	N/A	US$	4,991
	Enel Finance International NV	-	〃	-	US$	4,988	N/A	US$	4,988
	Pacific Life Global Funding II	-	〃	-	US$	4,961	N/A	US$	4,961
	Danske Bank A/S	-	〃	-	US$	4,897	N/A	US$	4,897
	Nomura Holdings Inc	-	〃	-	US$	4,875	N/A	US$	4,875
	Sprint Spectrum Co LLC / Sprint Spectrum Co II LLC / Sprint Spectrum Co III LLC	-	〃	-	US$	4,856	N/A	US$	4,856
	Johnson & Johnson	-	〃	-	US$	4,802	N/A	US$	4,802
	Keurig Dr Pepper Inc	-	〃	-	US$	4,796	N/A	US$	4,796
	DNB Bank ASA	-	〃	-	US$	4,726	N/A	US$	4,726
	Moody's Corp	-	〃	-	US$	4,695	N/A	US$	4,695

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Eversource Energy	-	Financial assets at fair value through other comprehensive income	-	US$	4,665	N/A	US$	4,665
	Entergy Corp	-	〃	-	US$	4,665	N/A	US$	4,665
	Florida Power & Light Co	-	〃	-	US$	4,569	N/A	US$	4,569
	Gilead Sciences Inc	-	〃	-	US$	4,496	N/A	US$	4,496
	Barclays Bank PLC	-	〃	-	US$	4,481	N/A	US$	4,481
	Altria Group Inc	-	〃	-	US$	4,450	N/A	US$	4,450
	NiSource Inc	-	〃	-	US$	4,440	N/A	US$	4,440
	MPLX LP	-	〃	-	US$	4,412	N/A	US$	4,412
	PNC Bank NA	-	〃	-	US$	4,335	N/A	US$	4,335
	ERAC USA Finance LLC	-	〃	-	US$	4,298	N/A	US$	4,298
	Alimentation Couche-Tard Inc	-	〃	-	US$	4,295	N/A	US$	4,295
	Exelon Corp	-	〃	-	US$	4,291	N/A	US$	4,291
	Reliance Standard Life Global Funding II	-	〃	-	US$	4,232	N/A	US$	4,232
	National Australia Bank Ltd/New York	-	〃	-	US$	4,208	N/A	US$	4,208
	European Bank for Reconstruction & Development	-	〃	-	US$	4,192	N/A	US$	4,192
	Ameriprise Financial Inc	-	〃	-	US$	4,147	N/A	US$	4,147
	Bayer US Finance II LLC	-	〃	-	US$	4,137	N/A	US$	4,137
	Pricoa Global Funding I	-	〃	-	US$	4,122	N/A	US$	4,122
	American Express Credit Corp	-	〃	-	US$	4,103	N/A	US$	4,103
	BorgWarner Inc	-	〃	-	US$	4,053	N/A	US$	4,053
	Phillips 66	-	〃	-	US$	4,044	N/A	US$	4,044
	Banco Bilbao Vizcaya Argentaria SA	-	〃	-	US$	4,027	N/A	US$	4,027
	Welltower Inc	-	〃	-	US$	3,986	N/A	US$	3,986
	BOC Aviation Ltd	-	〃	-	US$	3,976	N/A	US$	3,976
	VF Corp	-	〃	-	US$	3,972	N/A	US$	3,972
	Compass Bank	-	〃	-	US$	3,950	N/A	US$	3,950
	KeyBank NA/Cleveland OH	-	〃	-	US$	3,920	N/A	US$	3,920
	Vodafone Group PLC	-	〃	-	US$	3,916	N/A	US$	3,916
	Laboratory Corp of America Holdings	-	〃	-	US$	3,888	N/A	US$	3,888
	BG Energy Capital PLC	-	〃	-	US$	3,853	N/A	US$	3,853
	Reckitt Benckiser Treasury Services PLC	-	〃	-	US$	3,805	N/A	US$	3,805
	GE Capital Funding LLC	-	〃	-	US$	3,761	N/A	US$	3,761
	Monongahela Power Co	-	〃	-	US$	3,737	N/A	US$	3,737
	Cooperatieve Rabobank UA	-	〃	-	US$	3,698	N/A	US$	3,698
	Verisk Analytics Inc	-	〃	-	US$	3,677	N/A	US$	3,677
	Diageo Capital PLC	-	〃	-	US$	3,667	N/A	US$	3,667
	Ameren Corp	-	〃	-	US$	3,658	N/A	US$	3,658
	UBS AG/London	-	〃	-	US$	3,588	N/A	US$	3,588
	Dominion Energy Inc	-	〃	-	US$	3,586	N/A	US$	3,586
	Pfizer Inc	-	〃	-	US$	3,521	N/A	US$	3,521
	AutoZone Inc	-	〃	-	US$	3,456	N/A	US$	3,456
	HSBC Bank Canada	-	〃	-	US$	3,440	N/A	US$	3,440
	Hewlett Packard Enterprise Co	-	〃	-	US$	3,439	N/A	US$	3,439
	Unilever Capital Corp	-	〃	-	US$	3,394	N/A	US$	3,394
	Swedbank AB	-	〃	-	US$	3,388	N/A	US$	3,388
	MassMutual Global Funding II	-	〃	-	US$	3,369	N/A	US$	3,369
	CNA Financial Corp	-	〃	-	US$	3,316	N/A	US$	3,316
	ONE Gas Inc	-	〃	-	US$	3,310	N/A	US$	3,310
	Texas Instruments Inc	-	〃	-	US$	3,292	N/A	US$	3,292
	Avangrid Inc	-	〃	-	US$	3,262	N/A	US$	3,262
	Ralph Lauren Corp	-	〃	-	US$	3,207	N/A	US$	3,207
	Oncor Electric Delivery Co LLC	-	〃	-	US$	3,201	N/A	US$	3,201

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Royal Bank of Scotland Group PLC	-	Financial assets at fair value through other comprehensive income	-	US$	3,199	N/A	US$	3,199
	Novartis Capital Corp	-	〃	-	US$	3,199	N/A	US$	3,199
	Baidu Inc	-	〃	-	US$	3,184	N/A	US$	3,184
	Raytheon Technologies Corp	-	〃	-	US$	3,130	N/A	US$	3,130
	Valero Energy Corp	-	〃	-	US$	3,109	N/A	US$	3,109
	Stryker Corp	-	〃	-	US$	3,081	N/A	US$	3,081
	Walt Disney Co/The	-	〃	-	US$	3,058	N/A	US$	3,058
	Zions Bancorp NA	-	〃	-	US$	3,057	N/A	US$	3,057
	HCP Inc	-	〃	-	US$	2,978	N/A	US$	2,978
	Penske Truck Leasing Co Lp / PTL Finance Corp	-	〃	-	US$	2,967	N/A	US$	2,967
	American Electric Power Co Inc	-	〃	-	US$	2,948	N/A	US$	2,948
	Xcel Energy Inc	-	〃	-	US$	2,948	N/A	US$	2,948
	Ventas Realty LP	-	〃	-	US$	2,942	N/A	US$	2,942
	Philip Morris International Inc	-	〃	-	US$	2,933	N/A	US$	2,933
	Air Products and Chemicals Inc	-	〃	-	US$	2,909	N/A	US$	2,909
	Berkshire Hathaway Energy Co	-	〃	-	US$	2,877	N/A	US$	2,877
	Credit Suisse Group Funding Guernsey Ltd	-	〃	-	US$	2,867	N/A	US$	2,867
	Equitable Financial Life Global Funding	-	〃	-	US$	2,849	N/A	US$	2,849
	Ross Stores Inc	-	〃	-	US$	2,837	N/A	US$	2,837
	Nuveen Finance LLC	-	〃	-	US$	2,817	N/A	US$	2,817
	Ryder System Inc	-	〃	-	US$	2,800	N/A	US$	2,800
	AvalonBay Communities Inc	-	〃	-	US$	2,798	N/A	US$	2,798
	Quest Diagnostics Inc	-	〃	-	US$	2,798	N/A	US$	2,798
	Kimco Realty Corp	-	〃	-	US$	2,726	N/A	US$	2,726
	CMS Energy Corp	-	〃	-	US$	2,717	N/A	US$	2,717
	Roche Holdings Inc	-	〃	-	US$	2,702	N/A	US$	2,702
	Magellan Midstream Partners LP	-	〃	-	US$	2,700	N/A	US$	2,700
	Nutrien Ltd	-	〃	-	US$	2,687	N/A	US$	2,687
	PNC Financial Services Group Inc/The	-	〃	-	US$	2,683	N/A	US$	2,683
	Pinnacle West Capital Corp	-	〃	-	US$	2,669	N/A	US$	2,669
	Aetna Inc	-	〃	-	US$	2,592	N/A	US$	2,592
	Empower Finance 2020 LP	-	〃	-	US$	2,562	N/A	US$	2,562
	Nestle Holdings Inc	-	〃	-	US$	2,533	N/A	US$	2,533
	Reynolds American Inc	-	〃	-	US$	2,530	N/A	US$	2,530
	Berkshire Hathaway Inc	-	〃	-	US$	2,513	N/A	US$	2,513
	Chevron USA Inc	-	〃	-	US$	2,511	N/A	US$	2,511
	Georgia Power Co	-	〃	-	US$	2,497	N/A	US$	2,497
	Northrop Grumman Corp	-	〃	-	US$	2,491	N/A	US$	2,491
	State Street Corp	-	〃	-	US$	2,487	N/A	US$	2,487
	SunTrust Bank/Atlanta GA	-	〃	-	US$	2,486	N/A	US$	2,486
	Honeywell International Inc	-	〃	-	US$	2,480	N/A	US$	2,480
	Enterprise Products Operating LLC	-	〃	-	US$	2,470	N/A	US$	2,470
	Duke Energy Corp	-	〃	-	US$	2,428	N/A	US$	2,428
	DuPont de Nemours Inc	-	〃	-	US$	2,427	N/A	US$	2,427
	Suncor Energy Inc	-	〃	-	US$	2,416	N/A	US$	2,416
	Union Pacific Corp	-	〃	-	US$	2,398	N/A	US$	2,398
	O'Reilly Automotive Inc	-	〃	-	US$	2,394	N/A	US$	2,394
	Public Service Electric and Gas Co	-	〃	-	US$	2,321	N/A	US$	2,321
	Health Care Service Corp A Mutual Legal Reserve Co	-	〃	-	US$	2,303	N/A	US$	2,303
	Magna International Inc	-	〃	-	US$	2,291	N/A	US$	2,291
	BAT International Finance PLC	-	〃	-	US$	2,287	N/A	US$	2,287
	Caterpillar Financial Services Corp	-	〃	-	US$	2,284	N/A	US$	2,284

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	ITC Holdings Corp	-	Financial assets at fair value through other comprehensive income	-	US$	2,263	N/A	US$	2,263
	East Ohio Gas Co/The	-	〃	-	US$	2,261	N/A	US$	2,261
	QUALCOMM Inc	-	〃	-	US$	2,253	N/A	US$	2,253
	Citizens Bank NA/Providence RI	-	〃	-	US$	2,212	N/A	US$	2,212
	Amphenol Corp	-	〃	-	US$	2,201	N/A	US$	2,201
	Bank of New Zealand	-	〃	-	US$	2,196	N/A	US$	2,196
	ASB Bank Ltd	-	〃	-	US$	2,184	N/A	US$	2,184
	Tucson Electric Power Co	-	〃	-	US$	2,177	N/A	US$	2,177
	Otis Worldwide Corp	-	〃	-	US$	2,159	N/A	US$	2,159
	WP Carey Inc	-	〃	-	US$	2,103	N/A	US$	2,103
	CNOOC Finance 2012 Ltd	-	〃	-	US$	2,072	N/A	US$	2,072
	PayPal Holdings Inc	-	〃	-	US$	2,068	N/A	US$	2,068
	Shinhan Financial Group Co Ltd	-	〃	-	US$	2,024	N/A	US$	2,024
	CK Hutchison International 16 Ltd	-	〃	-	US$	2,016	N/A	US$	2,016
	Regions Financial Corp	-	〃	-	US$	2,007	N/A	US$	2,007
	Kentucky Utilities Co	-	〃	-	US$	1,994	N/A	US$	1,994
	NetApp Inc	-	〃	-	US$	1,982	N/A	US$	1,982
	Sydney Airport Finance Co Pty Ltd	-	〃	-	US$	1,968	N/A	US$	1,968
	CRH America Inc	-	〃	-	US$	1,965	N/A	US$	1,965
	Evergy Kansas Central Inc	-	〃	-	US$	1,937	N/A	US$	1,937
	Burlington Northern Santa Fe LLC	-	〃	-	US$	1,935	N/A	US$	1,935
	ANZ New Zealand Int'l Ltd/London	-	〃	-	US$	1,927	N/A	US$	1,927
	Appalachian Power Co	-	〃	-	US$	1,924	N/A	US$	1,924
	Gulfstream Natural Gas System LLC	-	〃	-	US$	1,913	N/A	US$	1,913
	Public Service Enterprise Group Inc	-	〃	-	US$	1,908	N/A	US$	1,908
	Air Lease Corp	-	〃	-	US$	1,882	N/A	US$	1,882
	Discover Bank	-	〃	-	US$	1,873	N/A	US$	1,873
	Boston Properties LP	-	〃	-	US$	1,840	N/A	US$	1,840
	McCormick & Co Inc/MD	-	〃	-	US$	1,837	N/A	US$	1,837
	Infor Inc	-	〃	-	US$	1,810	N/A	US$	1,810
	International Business Machines Corp	-	〃	-	US$	1,761	N/A	US$	1,761
	Anheuser-Busch InBev Worldwide Inc	-	〃	-	US$	1,759	N/A	US$	1,759
	Emerson Electric Co	-	〃	-	US$	1,750	N/A	US$	1,750
	MetLife Inc	-	〃	-	US$	1,681	N/A	US$	1,681
	Duke Energy Florida LLC	-	〃	-	US$	1,677	N/A	US$	1,677
	Toyota Industries Corp	-	〃	-	US$	1,672	N/A	US$	1,672
	Exelon Generation Co LLC	-	〃	-	US$	1,652	N/A	US$	1,652
	Essex Portfolio LP	-	〃	-	US$	1,650	N/A	US$	1,650
	Midwest Connector Capital Co LLC	-	〃	-	US$	1,641	N/A	US$	1,641
	Brookfield Finance Inc	-	〃	-	US$	1,641	N/A	US$	1,641
	Suntory Holdings Ltd	-	〃	-	US$	1,637	N/A	US$	1,637
	Panasonic Corp	-	〃	-	US$	1,619	N/A	US$	1,619
	CK Hutchison International 19 Ltd	-	〃	-	US$	1,603	N/A	US$	1,603
	Marsh & McLennan Cos Inc	-	〃	-	US$	1,592	N/A	US$	1,592
	Marathon Petroleum Corp	-	〃	-	US$	1,576	N/A	US$	1,576
	Public Service Electric & Gas Co	-	〃	-	US$	1,562	N/A	US$	1,562
	AIA Group Ltd	-	〃	-	US$	1,560	N/A	US$	1,560
	NTT Finance Corp	-	〃	-	US$	1,540	N/A	US$	1,540
	ABN AMRO Bank NV	-	〃	-	US$	1,527	N/A	US$	1,527
	Alliant Energy Finance LLC	-	〃	-	US$	1,526	N/A	US$	1,526
	KEB Hana Bank	-	〃	-	US$	1,504	N/A	US$	1,504
	Virginia Electric & Power Co	-	〃	-	US$	1,501	N/A	US$	1,501

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Entergy Louisiana LLC	-	Financial assets at fair value through other comprehensive income	-	US$	1,472	N/A	US$	1,472
	Daiwa Securities Group Inc	-	〃	-	US$	1,430	N/A	US$	1,430
	Citizens Financial Group Inc	-	〃	-	US$	1,418	N/A	US$	1,418
	Andrew W Mellon Foundation/The	-	〃	-	US$	1,418	N/A	US$	1,418
	Wells Fargo Bank NA	-	〃	-	US$	1,416	N/A	US$	1,416
	CNOOC Curtis Funding No 1 Pty Ltd	-	〃	-	US$	1,410	N/A	US$	1,410
	Siemens Financieringsmaatschappij NV	-	〃	-	US$	1,410	N/A	US$	1,410
	Kilroy Realty LP	-	〃	-	US$	1,402	N/A	US$	1,402
	Entergy Arkansas LLC	-	〃	-	US$	1,349	N/A	US$	1,349
	Ontario Teachers' Cadillac Fairview Properties Trust	-	〃	-	US$	1,339	N/A	US$	1,339
	Federal Realty Investment Trust	-	〃	-	US$	1,306	N/A	US$	1,306
	General Dynamics Corp	-	〃	-	US$	1,238	N/A	US$	1,238
	Santander UK Group Holdings PLC	-	〃	-	US$	1,237	N/A	US$	1,237
	Lincoln National Corp	-	〃	-	US$	1,227	N/A	US$	1,227
	PSEG Power LLC	-	〃	-	US$	1,208	N/A	US$	1,208
	Schlumberger Finance Canada Ltd	-	〃	-	US$	1,189	N/A	US$	1,189
	eBay Inc	-	〃	-	US$	1,154	N/A	US$	1,154
	Cleveland Electric Illuminating Co/The	-	〃	-	US$	1,149	N/A	US$	1,149
	APT Pipelines Ltd	-	〃	-	US$	1,148	N/A	US$	1,148
	Alexandria Real Estate Equities Inc	-	〃	-	US$	1,112	N/A	US$	1,112
	Southern California Edison Co	-	〃	-	US$	1,105	N/A	US$	1,105
	Cooperatieve Rabobank UA/NY	-	〃	-	US$	1,102	N/A	US$	1,102
	Baltimore Gas & Electric Co	-	〃	-	US$	1,066	N/A	US$	1,066
	Entergy Mississippi LLC	-	〃	-	US$	1,063	N/A	US$	1,063
	BBVA USA	-	〃	-	US$	1,062	N/A	US$	1,062
	DH Europe Finance II Sarl	-	〃	-	US$	1,056	N/A	US$	1,056
	Loews Corp	-	〃	-	US$	1,047	N/A	US$	1,047
	USAA Capital Corp	-	〃	-	US$	1,046	N/A	US$	1,046
	Kinder Morgan Inc/DE	-	〃	-	US$	1,046	N/A	US$	1,046
	Kaiser Foundation Hospitals	-	〃	-	US$	1,039	N/A	US$	1,039
	Texas Eastern Transmission LP	-	〃	-	US$	1,034	N/A	US$	1,034
	Simon Property Group LP	-	〃	-	US$	1,030	N/A	US$	1,030
	Mondelez International Holdings Netherlands BV	-	〃	-	US$	1,024	N/A	US$	1,024
	Toyota Motor Finance Netherlands BV	-	〃	-	US$	1,008	N/A	US$	1,008
	MUFG Union Bank NA	-	〃	-	US$	1,006	N/A	US$	1,006
	BHP Billiton Finance USA Ltd	-	〃	-	US$	964	N/A	US$	964
	Southern California Gas Co	-	〃	-	US$	959	N/A	US$	959
	QNB Finance Ltd	-	〃	-	US$	954	N/A	US$	954
	Prudential Financial Inc	-	〃	-	US$	933	N/A	US$	933
	Mitsubishi UFJ Lease & Finance Co Ltd	-	〃	-	US$	927	N/A	US$	927
	Westpac Banking Corp	-	〃	-	US$	879	N/A	US$	879
	Woolworths Group Ltd	-	〃	-	US$	867	N/A	US$	867
	Niagara Mohawk Power Corp	-	〃	-	US$	851	N/A	US$	851
	CenterPoint Energy Inc	-	〃	-	US$	851	N/A	US$	851
	Visa Inc	-	〃	-	US$	845	N/A	US$	845
	Sinopec Capital 2013 Ltd	-	〃	-	US$	835	N/A	US$	835
	Natwest Group PLC	-	〃	-	US$	815	N/A	US$	815
	Sky Ltd	-	〃	-	US$	779	N/A	US$	779
	Xylem Inc/NY	-	〃	-	US$	774	N/A	US$	774
	DR Horton Inc	-	〃	-	US$	772	N/A	US$	772
	Nationwide Financial Services Inc	-	〃	-	US$	758	N/A	US$	758
	Canadian Natural Resources Ltd	-	〃	-	US$	758	N/A	US$	758

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Warner Media LLC	-	Financial assets at fair value through other comprehensive income	-	US$	752	N/A	US$	752
	BNZ International Funding Ltd/London	-	〃	-	US$	743	N/A	US$	743
	Sinopec Group Overseas Development 2017 Ltd	-	〃	-	US$	717	N/A	US$	717
	Abbott Laboratories	-	〃	-	US$	705	N/A	US$	705
	Digital Realty Trust LP	-	〃	-	US$	679	N/A	US$	679
	Cummins Inc	-	〃	-	US$	664	N/A	US$	664
	Carlisle Cos Inc	-	〃	-	US$	658	N/A	US$	658
	Glencore Funding LLC	-	〃	-	US$	645	N/A	US$	645
	Western Union Co/The	-	〃	-	US$	644	N/A	US$	644
	Republic Services Inc	-	〃	-	US$	644	N/A	US$	644
	American Water Capital Corp	-	〃	-	US$	637	N/A	US$	637
	OneBeacon US Holdings Inc	-	〃	-	US$	633	N/A	US$	633
	Sinopec Group Overseas Development 2012 Ltd	-	〃	-	US$	623	N/A	US$	623
	Ohio Power Co	-	〃	-	US$	622	N/A	US$	622
	Arizona Public Service Co	-	〃	-	US$	604	N/A	US$	604
	Duke Energy Progress LLC	-	〃	-	US$	592	N/A	US$	592
	ViacomCBS Inc	-	〃	-	US$	590	N/A	US$	590
	Evergy Inc	-	〃	-	US$	579	N/A	US$	579
	Fifth Third Bank/Cincinnati OH	-	〃	-	US$	566	N/A	US$	566
	United Parcel Service Inc	-	〃	-	US$	565	N/A	US$	565
	Aflac Inc	-	〃	-	US$	552	N/A	US$	552
	PACCAR Financial Corp	-	〃	-	US$	552	N/A	US$	552
	ABC Inc	-	〃	-	US$	525	N/A	US$	525
	TTX Co	-	〃	-	US$	524	N/A	US$	524
	Baker Hughes a GE Co LLC / Baker Hughes Co-Obligor Inc	-	〃	-	US$	522	N/A	US$	522
	Realty Income Corp	-	〃	-	US$	521	N/A	US$	521
	Hanwha Energy USA Holdings Corp	-	〃	-	US$	514	N/A	US$	514
	Danone SA	-	〃	-	US$	506	N/A	US$	506
	United Overseas Bank Ltd	-	〃	-	US$	459	N/A	US$	459
	Target Corp	-	〃	-	US$	455	N/A	US$	455
	Starbucks Corp	-	〃	-	US$	430	N/A	US$	430
	GlaxoSmithKline Capital PLC	-	〃	-	US$	426	N/A	US$	426
	Comerica Bank	-	〃	-	US$	425	N/A	US$	425
	Banco del Estado de Chile	-	〃	-	US$	423	N/A	US$	423
	CBS Corp	-	〃	-	US$	413	N/A	US$	413
	Fidelity National Information Services Inc	-	〃	-	US$	413	N/A	US$	413
	Komatsu Finance America Inc	-	〃	-	US$	413	N/A	US$	413
	Truist Financial Corp	-	〃	-	US$	410	N/A	US$	410
	Newmont Goldcorp Corp	-	〃	-	US$	404	N/A	US$	404
	AXA Equitable Holdings Inc	-	〃	-	US$	403	N/A	US$	403
	PepsiCo Inc	-	〃	-	US$	400	N/A	US$	400
	StanCorp Financial Group Inc	-	〃	-	US$	388	N/A	US$	388
	Canadian Pacific Railway Co	-	〃	-	US$	378	N/A	US$	378
	Enbridge Inc	-	〃	-	US$	378	N/A	US$	378
	Principal Financial Group Inc	-	〃	-	US$	372	N/A	US$	372
	Pernod Ricard SA	-	〃	-	US$	364	N/A	US$	364
	First Republic Bank/CA	-	〃	-	US$	360	N/A	US$	360
	Archer-Daniels-Midland Co	-	〃	-	US$	353	N/A	US$	353
	WEC Energy Group Inc	-	〃	-	US$	351	N/A	US$	351
	Ventas Realty LP / Ventas Capital Corp	-	〃	-	US$	349	N/A	US$	349
	Amgen Inc	-	〃	-	US$	347	N/A	US$	347
	Allstate Corp/The	-	〃	-	US$	332	N/A	US$	332

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	BP Capital Markets PLC	-	Financial assets at fair value through other comprehensive income	-	US$	329	N/A	US$	329
	CommonSpirit Health	-	〃	-	US$	322	N/A	US$	322
	Total Capital International SA	-	〃	-	US$	320	N/A	US$	320
	Southern Co/The	-	〃	-	US$	318	N/A	US$	318
	Anthem Inc	-	〃	-	US$	314	N/A	US$	314
	Chubb INA Holdings Inc	-	〃	-	US$	313	N/A	US$	313
	America Movil SAB de CV	-	〃	-	US$	311	N/A	US$	311
	Alibaba Group Holding Ltd	-	〃	-	US$	306	N/A	US$	306
	Aon Corp	-	〃	-	US$	300	N/A	US$	300
	Johnson Controls International plc	-	〃	-	US$	298	N/A	US$	298
	Mondelez International Inc	-	〃	-	US$	284	N/A	US$	284
	Southern Natural Gas Co LLC / Southern Natural Issuing Corp	-	〃	-	US$	277	N/A	US$	277
	Coca-Cola Co/The	-	〃	-	US$	275	N/A	US$	275
	Huntington National Bank/The	-	〃	-	US$	257	N/A	US$	257
	EI du Pont de Nemours and Co	-	〃	-	US$	255	N/A	US$	255
	Capital One Bank USA NA	-	〃	-	US$	254	N/A	US$	254
	Waste Management Inc	-	〃	-	US$	251	N/A	US$	251
	Aon PLC	-	〃	-	US$	246	N/A	US$	246
	Nasdaq Inc	-	〃	-	US$	220	N/A	US$	220
	Deere & Co	-	〃	-	US$	217	N/A	US$	217
	Saudi Arabian Oil Co	-	〃	-	US$	202	N/A	US$	202
	Nucor Corp	-	〃	-	US$	189	N/A	US$	189
	Dow Chemical Co/The	-	〃	-	US$	135	N/A	US$	135
	Columbia Property Trust Operating Partnership LP	-	〃	-	US$	105	N/A	US$	105
	Wells Fargo & Company	-	Financial assets at amortized cost	-	US$	180,487	N/A	US$	182,212
	Citigroup Global Market Inc.	-	〃	-	US$	99,965	N/A	US$	100,488
	JPMorgan Chase & Co.	-	〃	-	US$	95,058	N/A	US$	95,567
	Goldman Sachs Group Inc/The	-	〃	-	US$	14,930	N/A	US$	15,140

	Government bond
	United States Treasury Note/Bond	-	Financial assets at fair value through other comprehensive income	-	US$	472,618	N/A	US$	472,618
	Abu Dhabi Government International Bond	-	〃	-	US$	5,023	N/A	US$	5,023
	Qatar Government International Bond	-	〃	-	US$	1,396	N/A	US$	1,396

	Agency bonds/Agency mortgage-backed securities
	Fannie Mae Pool	-	Financial assets at fair value through other comprehensive income	-	US$	518,729	N/A	US$	518,729
	Ginnie Mae II Pool	-	〃	-	US$	297,578	N/A	US$	297,578
	Fannie Mae REMICS	-	〃	-	US$	134,588	N/A	US$	134,588
	Freddie Mac REMICS	-	〃	-	US$	128,111	N/A	US$	128,111
	Freddie Mac Pool	-	〃	-	US$	121,514	N/A	US$	121,514
	Fannie Mae or Freddie Mac	-	〃	-	US$	110,508	N/A	US$	110,508
	Ginnie Mae	-	〃	-	US$	99,267	N/A	US$	99,267
	Freddie Mac Gold Pool	-	〃	-	US$	80,113	N/A	US$	80,113
	Government National Mortgage Association	-	〃	-	US$	35,743	N/A	US$	35,743
	Fannie Mae-Aces	-	〃	-	US$	19,416	N/A	US$	19,416
	Freddie Mac Strips	-	〃	-	US$	3,760	N/A	US$	3,760
	State Board of Administration Finance Corp	-	〃	-	US$	3,605	N/A	US$	3,605
	University of California	-	〃	-	US$	1,947	N/A	US$	1,947
	Korea Hydro & Nuclear Power Co Ltd	-	〃	-	US$	1,942	N/A	US$	1,942
	Federal National Mortgage Association	-	〃	-	US$	1,159	N/A	US$	1,159
	Denver City & County Housing Authority	-	〃	-	US$	1,029	N/A	US$	1,029

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Ginnie Mae I Pool	-	Financial assets at fair value through other comprehensive income	-	US$	976	N/A	US$	976
	Oregon Health & Science University	-	〃	-	US$	826	N/A	US$	826
	FRESB 2019-SB61 Mortgage Trust	-	〃	-	US$	623	N/A	US$	623
	Freddie Mac Multifamily Structured Pass Through Certificates	-	〃	-	US$	596	N/A	US$	596
	State of Hawaii	-	〃	-	US$	556	N/A	US$	556
	FHLMC-GNMA	-	〃	-	US$	535	N/A	US$	535
	State of Wisconsin	-	〃	-	US$	526	N/A	US$	526
	Brazos Higher Education Authority Inc	-	〃	-	US$	480	N/A	US$	480
	FRESB 2019-SB60 Mortgage Trust	-	〃	-	US$	412	N/A	US$	412
	Freddie Mac Non Gold Pool	-	〃	-	US$	300	N/A	US$	300
	Sales Tax Securitization Corp	-	〃	-	US$	252	N/A	US$	252
	Fannie Mae Benchmark REMIC	-	〃	-	US$	97	N/A	US$	97

	Asset-backed securities
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	Financial assets at fair value through other comprehensive income	-	US$	8,013	N/A	US$	8,013
	Wells Fargo Commercial Mortgage Trust 2016-BNK1	-	〃	-	US$	7,881	N/A	US$	7,881
	BANK 2020-BNK26	-	〃	-	US$	7,325	N/A	US$	7,325
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	6,888	N/A	US$	6,888
	CGDBB Commercial Mortgage Trust 2017-BIOC	-	〃	-	US$	6,854	N/A	US$	6,854
	Hyundai Auto Receivables Trust 2017-A	-	〃	-	US$	6,742	N/A	US$	6,742
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	6,533	N/A	US$	6,533
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	6,388	N/A	US$	6,388
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C29	-	〃	-	US$	6,074	N/A	US$	6,074
	UBS-Barclays Commercial Mortgage Trust 2012-C2	-	〃	-	US$	5,743	N/A	US$	5,743
	WFRBS Commercial Mortgage Trust 2013-C13	-	〃	-	US$	5,663	N/A	US$	5,663
	BBCMS 2018-TALL Mortgage Trust	-	〃	-	US$	5,403	N/A	US$	5,403
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,372	N/A	US$	5,372
	COMM 2015-CCRE24 Mortgage Trust	-	〃	-	US$	5,333	N/A	US$	5,333
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C10	-	〃	-	US$	5,071	N/A	US$	5,071
	MRCD 2019-MARK Mortgage Trust	-	〃	-	US$	4,917	N/A	US$	4,917
	BANK 2019-BNK22	-	〃	-	US$	4,583	N/A	US$	4,583
	Mercedes-Benz Auto Lease Trust 2019-B	-	〃	-	US$	4,333	N/A	US$	4,333
	BANK 2017-BNK5	-	〃	-	US$	4,272	N/A	US$	4,272
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	-	〃	-	US$	4,261	N/A	US$	4,261
	BANK 2017-BNK6	-	〃	-	US$	4,254	N/A	US$	4,254
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	4,248	N/A	US$	4,248
	BANK 2019-BNK17	-	〃	-	US$	4,234	N/A	US$	4,234
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C7	-	〃	-	US$	4,024	N/A	US$	4,024
	JP Morgan Chase Commercial Mortgage Securities Trust 2012-LC9	-	〃	-	US$	4,020	N/A	US$	4,020
	Enterprise Fleet Financing 2020-1 LLC	-	〃	-	US$	3,870	N/A	US$	3,870
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	3,620	N/A	US$	3,620
	Benchmark 2018-B2 Mortgage Trust	-	〃	-	US$	3,482	N/A	US$	3,482
	UBS-Barclays Commercial Mortgage Trust 2013-C6	-	〃	-	US$	3,321	N/A	US$	3,321
	GS Mortgage Securities Trust 2012-GC6	-	〃	-	US$	3,188	N/A	US$	3,188
	Ford Credit Auto Lease Trust 2019-B	-	〃	-	US$	3,139	N/A	US$	3,139
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	3,063	N/A	US$	3,063
	Morgan Stanley Capital I Trust 2017-H1	-	〃	-	US$	3,051	N/A	US$	3,051
	Citigroup Commercial Mortgage Trust 2016-P5	-	〃	-	US$	3,017	N/A	US$	3,017
	Hyundai Auto Receivables Trust 2018-A	-	〃	-	US$	2,942	N/A	US$	2,942
	Nissan Auto Lease Trust 2019-B	-	〃	-	US$	2,899	N/A	US$	2,899

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	GS Mortgage Securities Corp Trust 2018-RIVR	-	Financial assets at fair value through other comprehensive income	-	US$	2,873	N/A	US$	2,873
	Ford Credit Auto Lease Trust 2020-B	-	〃	-	US$	2,869	N/A	US$	2,869
	UBS-Barclays Commercial Mortgage Trust 2012-C3	-	〃	-	US$	2,865	N/A	US$	2,865
	BANK 2019-BNK24	-	〃	-	US$	2,829	N/A	US$	2,829
	Citigroup Commercial Mortgage Trust 2016-C3	-	〃	-	US$	2,781	N/A	US$	2,781
	Enterprise Fleet Financing 2019-2 LLC	-	〃	-	US$	2,770	N/A	US$	2,770
	BX Commercial Mortgage Trust 2018-IND	-	〃	-	US$	2,760	N/A	US$	2,760
	GS Mortgage Securities Trust 2013-GCJ12	-	〃	-	US$	2,717	N/A	US$	2,717
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	2,638	N/A	US$	2,638
	Ford Credit Auto Owner Trust 2020-REV1	-	〃	-	US$	2,635	N/A	US$	2,635
	GM Financial Consumer Automobile Receivables Trust 2017-2	-	〃	-	US$	2,524	N/A	US$	2,524
	American Express Credit Account Master Trust	-	〃	-	US$	2,519	N/A	US$	2,519
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	2,478	N/A	US$	2,478
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6	-	〃	-	US$	2,470	N/A	US$	2,470
	Citibank Credit Card Issuance Trust	-	〃	-	US$	2,304	N/A	US$	2,304
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	2,243	N/A	US$	2,243
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	2,240	N/A	US$	2,240
	COMM 2013-CCRE12 Mortgage Trust	-	〃	-	US$	2,165	N/A	US$	2,165
	BENCHMARK 2018-B4	-	〃	-	US$	2,163	N/A	US$	2,163
	JPMDB Commercial Mortgage Securities Trust 2017-C7	-	〃	-	US$	2,126	N/A	US$	2,126
	Citigroup Commercial Mortgage Trust 2017-P8	-	〃	-	US$	2,103	N/A	US$	2,103
	Ford Credit Auto Owner Trust 2019-A	-	〃	-	US$	2,096	N/A	US$	2,096
	Morgan Stanley Bank of America Merrill Lynch Trust 2016-C31	-	〃	-	US$	2,068	N/A	US$	2,068
	JPMBB Commercial Mortgage Securities Trust 2014-C19	-	〃	-	US$	2,015	N/A	US$	2,015
	Hyundai Auto Receivables Trust 2016-B	-	〃	-	US$	1,913	N/A	US$	1,913
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C8	-	〃	-	US$	1,866	N/A	US$	1,866
	Wells Fargo Commercial Mortgage Trust 2012-LC5	-	〃	-	US$	1,716	N/A	US$	1,716
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	1,586	N/A	US$	1,586
	WFRBS Commercial Mortgage Trust 2013-C17	-	〃	-	US$	1,578	N/A	US$	1,578
	COMM 2014-CCRE17 Mortgage Trust	-	〃	-	US$	1,568	N/A	US$	1,568
	JPMBB Commercial Mortgage Securities Trust 2013-C12	-	〃	-	US$	1,563	N/A	US$	1,563
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,535	N/A	US$	1,535
	ARI Fleet Lease Trust 2019-A	-	〃	-	US$	1,497	N/A	US$	1,497
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	1,476	N/A	US$	1,476
	Wells Fargo Commercial Mortgage Trust 2016-C36	-	〃	-	US$	1,411	N/A	US$	1,411
	Honda Auto Receivables 2017-3 Owner Trust	-	〃	-	US$	1,385	N/A	US$	1,385
	Toyota Auto Receivables 2018-D Owner Trust	-	〃	-	US$	1,341	N/A	US$	1,341
	DBGS 2018-BIOD Mortgage Trust	-	〃	-	US$	1,299	N/A	US$	1,299
	Nissan Auto Lease Trust 2019-A	-	〃	-	US$	1,243	N/A	US$	1,243
	Chase Issuance Trust	-	〃	-	US$	1,231	N/A	US$	1,231
	GM Financial Automobile Leasing Trust 2019-4	-	〃	-	US$	1,218	N/A	US$	1,218
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	1,188	N/A	US$	1,188
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	1,178	N/A	US$	1,178
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	1,168	N/A	US$	1,168
	Hyundai Auto Receivables Trust 2019-B	-	〃	-	US$	1,165	N/A	US$	1,165
	GM Financial Consumer Automobile Receivables Trust 2018-1	-	〃	-	US$	1,138	N/A	US$	1,138
	GS Mortgage Securities Trust 2019-GSA1	-	〃	-	US$	1,072	N/A	US$	1,072
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12	-	〃	-	US$	1,047	N/A	US$	1,047
	Ford Credit Auto Owner Trust 2017-REV1	-	〃	-	US$	1,025	N/A	US$	1,025
	COMM 2013-LC6 Mortgage Trust	-	〃	-	US$	1,013	N/A	US$	1,013
	Ford Credit Auto Lease Trust 2019-A	-	〃	-	US$	1,013	N/A	US$	1,013

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	WFRBS Commercial Mortgage Trust 2011-C4	-	Financial assets at fair value through other comprehensive income	-	US$	1,006	N/A	US$	1,006
	Benchmark 2019-B9 Mortgage Trust	-	〃	-	US$	980	N/A	US$	980
	Citigroup Commercial Mortgage Trust 2013-GC11	-	〃	-	US$	977	N/A	US$	977
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	970	N/A	US$	970
	Hyundai Auto Lease Securitization Trust 2019-A	-	〃	-	US$	964	N/A	US$	964
	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C13	-	〃	-	US$	952	N/A	US$	952
	COMM 2012-CCRE5 Mortgage Trust	-	〃	-	US$	934	N/A	US$	934
	Toyota Auto Receivables 2020-A Owner Trust	-	〃	-	US$	928	N/A	US$	928
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	919	N/A	US$	919
	BBCMS MORTGAGE TRUST 2017-C1	-	〃	-	US$	895	N/A	US$	895
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	841	N/A	US$	841
	280 Park Avenue 2017-280P Mortgage Trust	-	〃	-	US$	830	N/A	US$	830
	GM Financial Automobile Leasing Trust 2019-2	-	〃	-	US$	826	N/A	US$	826
	BANK 2017-BNK7	-	〃	-	US$	818	N/A	US$	818
	Cantor Commercial Real Estate Lending 2019-CF1	-	〃	-	US$	797	N/A	US$	797
	Ford Credit Auto Lease Trust	-	〃	-	US$	790	N/A	US$	790
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	778	N/A	US$	778
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	773	N/A	US$	773
	Toyota Auto Receivables 2017-A Owner Trust	-	〃	-	US$	764	N/A	US$	764
	BANK 2019-BNK23	-	〃	-	US$	741	N/A	US$	741
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	733	N/A	US$	733
	COMM 2013-CCRE8 Mortgage Trust	-	〃	-	US$	716	N/A	US$	716
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	696	N/A	US$	696
	GM Financial Automobile Leasing Trust 2019-1	-	〃	-	US$	672	N/A	US$	672
	GM Financial Automobile Leasing Trust 2019-3	-	〃	-	US$	655	N/A	US$	655
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	627	N/A	US$	627
	Mercedes-Benz Auto Lease Trust 2019-A	-	〃	-	US$	617	N/A	US$	617
	GS Mortgage Securities Corp Trust 2020-UPTN	-	〃	-	US$	602	N/A	US$	602
	CD 2016-CD2 Mortgage Trust	-	〃	-	US$	503	N/A	US$	503
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	500	N/A	US$	500
	JP Morgan Chase Commercial Mortgage Securities Trust 2015-JP1	-	〃	-	US$	492	N/A	US$	492
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	444	N/A	US$	444
	Chesapeake Funding II LLC	-	〃	-	US$	403	N/A	US$	403
	DBUBS 2011-LC2 Mortgage Trust	-	〃	-	US$	392	N/A	US$	392
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	385	N/A	US$	385
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	383	N/A	US$	383
	UBS-Barclays Commercial Mortgage Trust 2013-C5	-	〃	-	US$	370	N/A	US$	370
	Mercedes-Benz Auto Lease Trust 2018-B	-	〃	-	US$	368	N/A	US$	368
	Morgan Stanley Bank of America Merrill Lynch Trust 2012-C5	-	〃	-	US$	197	N/A	US$	197
	Honda Auto Receivables 2020-2 Owner Trust	-	〃	-	US$	166	N/A	US$	166
	COMM 2015-DC1 Mortgage Trust	-	〃	-	US$	165	N/A	US$	165
	BANK 2020-BNK28	-	〃	-	US$	156	N/A	US$	156
	Toyota Auto Receivables 2018-B Owner Trust	-	〃	-	US$	132	N/A	US$	132
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	110	N/A	US$	110
	CFCRE Commercial Mortgage Trust 2011-C1	-	〃	-	US$	73	N/A	US$	73
	COMM 2014-CCRE15 Mortgage Trust	-	〃	-	US$	46	N/A	US$	46
	Wells Fargo Commercial Mortgage Trust 2015-NXS1	-	〃	-	US$	36	N/A	US$	36

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	81,161	4	US$	81,161

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2020						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	US$	386	20	US$	386
	5V Technologies, Inc.	-	〃	4	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	1,019	US$	1,778	3	US$	1,778

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Growth Fund	Non-publicly traded equity investments
	Innovium, Inc.	-	Financial assets at fair value through other comprehensive income	230	US$	1,863	-	US$	1,863
	Innovium, Inc.	-	〃	221	US$	1,793	-	US$	1,793
	CNEX Labs, Inc.	-	〃	237	US$	479	-	US$	479
	Astera Labs, Inc.	-	〃	127	US$	250	-	US$	250

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Corporate bond
	Bank of America Corp	Financial assets at fair value through other comprehensive income	-	-	-	US$	46,084	-	US$	35,954	-	US$	25,078	US$	23,852	US$	1,226	-	US$	58,724
	Mitsubishi UFJ Financial Group Inc	〃	-	-	-	US$	21,332	-	US$	16,408	-	US$	3,583	US$	3,565	US$	18	-	US$	34,946
	AbbVie Inc	〃	-	-	-	US$	31,425	-	US$	30,755	-	US$	30,437	US$	30,223	US$	214	-	US$	33,716
	Goldman Sachs Group Inc/The	〃	-	-	-	US$	25,789	-	US$	18,529	-	US$	15,109	US$	14,762	US$	347	-	US$	29,809
	JPMorgan Chase & Co	〃	-	-	-	US$	20,825	-	US$	11,988	-	US$	4,033	US$	4,000	US$	33	-	US$	29,759
	Wells Fargo & Co	〃	-	-	-	US$	11,864	-	US$	17,277	-	US$	4,109	US$	3,956	US$	153	-	US$	26,074
	Metropolitan Life Global Funding I	〃	-	-	-	US$	8,222	-	US$	22,410	-	US$	9,691	US$	9,427	US$	264	-	US$	21,597
	Bristol-Myers Squibb Co	〃	-	-	-	US$	21,666	-	US$	26,225	-	US$	27,630	US$	27,393	US$	237	-	US$	21,090
	Mizuho Financial Group Inc	〃	-	-	-	US$	10,307	-	US$	14,034	-	US$	3,862	US$	3,774	US$	88	-	US$	20,795
	Toyota Motor Credit Corp	〃	-	-	-	US$	-	-	US$	18,775	-	US$	-	US$	-	US$	-	-	US$	19,401
	HSBC Holdings PLC	〃	-	-	-	US$	20,102	-	US$	9,739	-	US$	14,126	US$	13,853	US$	273	-	US$	16,113
	Hyundai Capital America	〃	-	-	-	US$	3,187	-	US$	12,872	-	US$	406	US$	400	US$	6	-	US$	15,983
	Santander UK PLC	〃	-	-	-	US$	8,272	-	US$	11,560	-	US$	4,480	US$	4,322	US$	158	-	US$	15,704
	Volkswagen Group of America Finance LLC	〃	-	-	-	US$	3,896	-	US$	13,134	-	US$	1,777	US$	1,754	US$	23	-	US$	15,417
	National Securities Clearing Corp	〃	-	-	-	US$	-	-	US$	15,211	-	US$	1,473	US$	1,449	US$	24	-	US$	14,129
	Lloyds Banking Group PLC	〃	-	-	-	US$	2,359	-	US$	10,734	-	US$	-	US$	-	US$	-	-	US$	13,428
	AT&T Inc	〃	-	-	-	US$	26,140	-	US$	15,881	-	US$	30,123	US$	28,835	US$	1,288	-	US$	13,180
	Chevron Corp	〃	-	-	-	US$	-	-	US$	13,770	-	US$	1,574	US$	1,530	US$	44	-	US$	12,771
	Royal Bank of Canada	〃	-	-	-	US$	1,004	-	US$	15,844	-	US$	5,082	US$	4,983	US$	99	-	US$	12,271
	Guardian Life Global Funding	〃	-	-	-	US$	1,502	-	US$	10,601	-	US$	-	US$	-	US$	-	-	US$	12,187
	US Bancorp	〃	-	-	-	US$	2,028	-	US$	11,094	-	US$	2,000	US$	1,953	US$	47	-	US$	11,651
	American Honda Finance Corp	〃	-	-	-	US$	-	-	US$	11,210	-	US$	-	US$	-	US$	-	-	US$	11,354
	Amazon.com Inc	〃	-	-	-	US$	1,018	-	US$	10,687	-	US$	1,054	US$	976	US$	78	-	US$	10,846
	TJX Cos Inc/The	〃	-	-	-	US$	-	-	US$	12,500	-	US$	3,429	US$	3,150	US$	279	-	US$	10,563
	Verizon Communications Inc	〃	-	-	-	US$	14,058	-	US$	9,489	-	US$	13,490	US$	12,509	US$	981	-	US$	10,558
	Equinor ASA	〃	-	-	-	US$	-	-	US$	11,811	-	US$	3,052	US$	2,889	US$	163	-	US$	9,635
	Exxon Mobil Corp	〃	-	-	-	US$	-	-	US$	17,331	-	US$	10,272	US$	10,025	US$	247	-	US$	7,576
	CVS Health Corp	〃	-	-	-	US$	22,242	-	US$	4,205	-	US$	21,034	US$	20,205	US$	829	-	US$	5,981
	Fox Corp	〃	-	-	-	US$	7,331	-	US$	10,171	-	US$	12,216	US$	12,059	US$	157	-	US$	5,483
	ERAC USA Finance LLC	〃	-	-	-	US$	11,904	-	US$	3,659	-	US$	11,312	US$	11,159	US$	153	-	US$	4,298
	JPMorgan Chase & Co	〃	-	-	-	US$	7,849	-	US$	7,837	-	US$	11,950	US$	11,819	US$	131	-	US$	3,981
	Hewlett Packard Enterprise Co	〃	-	-	-	US$	10,661	-	US$	3,863	-	US$	11,564	US$	11,142	US$	422	-	US$	3,439
	Walt Disney Co/The	〃	-	-	-	US$	3,246	-	US$	23,391	-	US$	25,026	US$	23,723	US$	1,303	-	US$	3,058
	General Dynamics Corp	〃	-	-	-	US$	6,297	-	US$	9,418	-	US$	15,546	US$	14,412	US$	1,134	-	US$	1,238
	Wells Fargo & Co	Financial assets at amortized cost	-	-	-	US$	160,098	-	US$	20,630	-	US$	-	US$	-	US$	-	-	US$	180,487
	Citigroup Global Market Inc.	〃	-	-	-			-	US$	100,000	-	US$	-	US$	-	US$	-	-	US$	99,965
	JPMorgan Chase & Co.	〃	-	-	-	US$	84,967	-	US$	10,111	-	US$	-	US$	-	US$	-	-	US$	95,058
	Goldman Sachs Group Inc/The	〃	-	-	-			-	US$	14,930	-	US$	-	US$	-	US$	-	-	US$	14,930

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
					-			-			-							-
TSMC Global	Government bond				-			-			-							-
	United States Treasury Note/Bond	Financial assets at fair value through other comprehensive income	-	-	-	US$	419,942	-	US$	683,985	-	US$	836,067	US$	817,467	US$	18,600	-	US$	287,012
	United States Treasury Note/Bond	〃	-	-	-	US$	-	-	US$	243,371	-	US$	60,688	US$	60,688	US$	-	-	US$	182,533
					-			-			-							-
	Agency bonds/Agency mortgage-backed securities				-			-			-							-
	Fannie Mae or Freddie Mac	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	671,704	-	US$	630,072	US$	628,929	US$	1,143	-	US$	42,872
	Ginnie Mae	〃	-	-	-	US$	-	-	US$	371,076	-	US$	329,867	US$	329,505	US$	362	-	US$	41,775
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	31,529	-	US$	77	US$	81	US$	(4)	-	US$	31,812
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	31,618	-	US$	-	US$	-	US$	-	-	US$	31,787
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	31,658	-	US$	-	US$	-	US$	-	-	US$	31,756
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	31,057	-	US$	5	US$	5	US$	-	-	US$	31,174
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	30,824	-	US$	2,420	US$	2,406	US$	14	-	US$	28,723
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	28,376	-	US$	-	US$	-	US$	-	-	US$	28,537
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	28,251	-	US$	243	US$	253	US$	(10)	-	US$	28,188
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	28,496	-	US$	3,626	US$	3,632	US$	(6)	-	US$	24,963
	FNMA TBA 30 Yr 4	〃	-	-	-	US$	17,372	-	US$	413,102	-	US$	409,695	US$	409,435	US$	260	-	US$	21,036
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	26,913	-	US$	6,834	US$	6,806	US$	28	-	US$	20,247
	FNMA TBA 30 Yr 3.5	〃	-	-	-	US$	9,259	-	US$	538,814	-	US$	528,608	US$	528,389	US$	219	-	US$	19,673
	GNMA II TBA 30 Yr 3.5	〃	-	-	-	US$	10,517	-	US$	405,941	-	US$	397,904	US$	397,624	US$	280	-	US$	18,900
	Ginnie Mae	〃	-	-	-	US$	-	-	US$	150,623	-	US$	132,937	US$	132,781	US$	156	-	US$	17,896
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	18,793	-	US$	1,872	US$	1,994	US$	(122)	-	US$	17,503
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	17,435	-	US$	-	US$	-	US$	-	-	US$	17,474
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	16,176	-	US$	209	US$	220	US$	(11)	-	US$	15,890
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	15,207	-	US$	917	US$	959	US$	(42)	-	US$	14,294
	GNMA II TBA 30 Yr 3	〃	-	-	-	US$	15,095	-	US$	546,063	-	US$	547,550	US$	546,840	US$	710	-	US$	14,249
	Freddie Mac	〃	-	-	-	US$	696	-	US$	15,872	-	US$	2,926	US$	3,119	US$	(193)	-	US$	13,631
	Freddie Mac Gold Pool	〃	-	-	-	US$	-	-	US$	12,610	-	US$	2,904	US$	3,043	US$	(139)	-	US$	9,723
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	17,468	-	US$	8,915	US$	8,946	US$	(31)	-	US$	8,515
	FNMA TBA 30 Yr 4.5	〃	-	-	-	US$	20,165	-	US$	369,946	-	US$	382,027	US$	381,698	US$	329	-	US$	8,394
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	987	-	US$	207,006	-	US$	202,126	US$	201,841	US$	285	-	US$	6,155
	GNMA II TBA 30 Yr 4.5	〃	-	-	-	US$	7,496	-	US$	56,467	-	US$	58,653	US$	58,590	US$	63	-	US$	5,381
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	-	-	US$	13,115	-	US$	8,732	US$	8,752	US$	(20)	-	US$	4,377
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	-	-	US$	28,040	-	US$	24,518	US$	24,461	US$	57	-	US$	3,592
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	-	-	US$	720,211	-	US$	718,892	US$	716,978	US$	1,914	-	US$	3,253
	GNMA II TBA 30 Yr 4	〃	-	-	-	US$	-	-	US$	36,042	-	US$	35,090	US$	34,978	US$	112	-	US$	1,067
	Fannie Mae or Freddie Mac	〃	-	-	-	US$	-	-	US$	25,440	-	US$	24,718	US$	24,658	US$	60	-	US$	782
	Fannie Mae Pool	〃	-	-	-	US$	16,230	-	US$	-	-	US$	16,413	US$	16,148	US$	265	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	11,962	-	US$	-	-	US$	12,079	US$	11,900	US$	179	-	US$	-
	Freddie Mac Gold Pool	〃	-	-	-	US$	19,392	-	US$	-	-	US$	19,677	US$	19,135	US$	542	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	30,881	-	US$	30,624	US$	30,845	US$	(221)	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	11,321	-	US$	11,441	US$	11,320	US$	121	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	29,463	-	US$	-	-	US$	29,873	US$	29,355	US$	518	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	13,261	-	US$	-	-	US$	12,741	US$	12,622	US$	119	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	29,498	-	US$	29,527	US$	29,476	US$	51	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	40,438	-	US$	-	-	US$	40,787	US$	40,399	US$	388	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	42,143	-	US$	42,162	US$	42,119	US$	43	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	22,677	-	US$	-	-	US$	23,181	US$	22,349	US$	832	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	12,810	-	US$	12,807	US$	12,809	US$	(2)	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	19,016	-	US$	18,664	US$	19,009	US$	(345)	-	US$	-

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Fannie Mae Pool	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	-	US$	27,694	-	US$	27,598	US$	27,659	US$	(61)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	26,299	-	US$	27,107	US$	26,265	US$	842	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	43,455	-	US$	-	-	US$	43,789	US$	43,333	US$	456	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	6,072	-	US$	4,451	-	US$	10,551	US$	10,512	US$	39	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	16,122	-	US$	-	-	US$	16,194	US$	16,095	US$	99	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	28,876	-	US$	28,743	US$	28,875	US$	(132)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	25,431	-	US$	26,008	US$	25,393	US$	615	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	30,971	-	US$	31,136	US$	30,964	US$	172	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	11,248	-	US$	-	-	US$	11,350	US$	11,003	US$	347	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	19,901	-	US$	-	-	US$	20,081	US$	19,418	US$	663	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	40,590	-	US$	41,110	US$	40,555	US$	555	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	13,065	-	US$	13,073	US$	13,044	US$	29	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	12,107	-	US$	12,146	US$	12,080	US$	66	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	12,628	-	US$	-	-	US$	12,111	US$	11,994	US$	117	-	US$	-
	FNMA TBA 30 Yr 5	〃	-	-	-	US$	3,603	-	US$	62,210	-	US$	65,896	US$	65,813	US$	83	-	US$	-
	Ginnie Mae	〃	-	-	-	US$	-	-	US$	17,223	-	US$	17,315	US$	17,223	US$	92	-	US$	-
	FNMA TBA 30 Yr 3	〃	-	-	-	US$	2,028	-	US$	721,017	-	US$	723,739	US$	722,965	US$	774	-	US$	-
	FNMA TBA 15 Yr 3	〃	-	-	-	US$	3,073	-	US$	9,656	-	US$	12,739	US$	12,724	US$	15	-	US$	-
	Freddie Mac Pool	〃	-	-	-	US$	-	-	US$	19,031	-	US$	19,456	US$	19,002	US$	454	-	US$	-
	Freddie Mac Gold Pool	〃	-	-	-	US$	12,480	-	US$	-	-	US$	12,551	US$	12,132	US$	419	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	513	-	US$	13,356	-	US$	13,853	US$	13,849	US$	4	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	35,024	-	US$	35,439	US$	34,994	US$	445	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	-	-	US$	12,270	-	US$	12,345	US$	12,262	US$	83	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	12,751	-	US$	12,782	US$	12,731	US$	51	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	31,593	-	US$	31,900	US$	31,554	US$	346	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	16,331	-	US$	16,375	US$	16,327	US$	48	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	49,131	-	US$	48,934	US$	49,083	US$	(149)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	6,284	-	US$	7,821	-	US$	14,163	US$	14,070	US$	93	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	30,870	-	US$	30,603	US$	30,863	US$	(260)	-	US$	-
	GNMA II Pool MA6090	〃	-	-	-	US$	16,840	-	US$	-	-	US$	17,140	US$	16,943	US$	197	-	US$	-
	GNMA II Pool MA6155	〃	-	-	-	US$	23,932	-	US$	-	-	US$	23,946	US$	24,029	US$	(83)	-	US$	-
	Ginnie Mae II Pool	〃	-	-	-	US$	5,285	-	US$	16,418	-	US$	21,492	US$	21,683	US$	(191)	-	US$	-
	Fannie Mae Pool	〃	-	-	-	US$	-	-	US$	19,011	-	US$	19,004	US$	19,004	US$	-	-	US$	-

Note: The ending balance includes the amortization of premium/discount on bonds investments and other related adjustment.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities	February 11, 2020 (Note 1)	$47,500,000 (Note 1)	Based on the terms in the purchase order	80 counterparties (Note 1), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
EDS International
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yang Lung-Shih Architect & Associates
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
	Fab construction & installation of fab facilities	May 12, 2020 (Note 1)	$66,600,000 (Note 1)	Based on the terms in the purchase order	84 counterparties (Note 1), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Obayashi Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Pan Asia (Engineers & Constructors) Corporation
San Fu Chemical Co., Ltd.
San Min Construction Development
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
TSMC	Fab construction & installation of fab facilities	August 11, 2020 (Note 2)	$57,700,000 (Note2)	Based on the terms in the purchase order	102 counterparties (Note 2), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Obayashi Corporation
Optimax Technology Corporation
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
San Fu Chemical Co., Ltd.
San Min Construction Development
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab construction & installation of fab facilities				Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
TSMC	Buildings and facilities	August 20, 2020	$860,000	Based on the terms in the purchase order	E-Ton Solar Tech Co., LTD	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
	Real estate	November 10, 2020 (Note 2)	229,600,000 (Note 2)	Based on the terms in the purchase order	99 counterparties (Note2), including：	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Arizona State Land Department
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Central Taiwan Science Park Bureau, Ministry of Science and Technology
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
					Hantech Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd.
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
San Fu Chemical Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Southern Taiwan Science Park Bureau, Ministry of Science and Technology
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.
VisEra	Fab construction & installation of fab facilities	July 17, 2020	$1,680,000	Based on the terms in the purchase order	Li Jin Engineering Co., Ltd.	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

VisEra	Fab construction & installation of fab facilities	December 7, 2020	$1,930,000	Based on the terms in the purchase order	Acter Group Corporation Limited	-	N/A	N/A	N/A	N/A	Price comparison and price	Manufacturing purpose	None

Note 1:	The disclosures are expected information based on the capital appropriation approved by the Board of Directors. The actual information shall be subject to the final purchase order of TSMC.

Note 2:

The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included).  The actual information shall be subject to the final purchase order of TSMC.

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$824,139,751	61	Net 30 days from invoice date (Note)	-	(Note)		$101,467,381	74
	GUC	Associate	Sales		5,607,239	-	Net 30 days from the end of the month of when invoice is issued	-	-		313,064	-
	TSMC China	Subsidiary	Purchases		19,971,901	19	Net 30 days from the end of the month of when invoice is issued	-	-		(1,643,070)	4
	TSMC Nanjing	Subsidiary	Purchases		16,933,672	16	Net 30 days from the end of the month of when invoice is issued	-	-		(1,889,906)	4
	WaferTech	Indirect subsidiary	Purchases		8,015,129	7	Net 30 days from the end of the month of when invoice is issued	-	-		(697,756)	2
	SSMC	Associate	Purchases		4,110,449	4	Net 30 days from the end of the month of when invoice is issued	-	-		(400,765)	1
	VIS	Associate	Purchases		3,494,631	3	Net 30 days from the end of the month of when invoice is issued	-	-		(311,406)	1

TSMC North America	GUC	Associate of TSMC	Sales		1,572,476	-	Net 30 days from invoice date	-	-		57,354	-
				(US$	53,406)					(US$	2,041)

VisEra Tech	Xintec	Associate of TSMC	Sales		898,091	13	Net 30 days from the end of the month of when invoice is issued	-	-		187,488	20

Note ： The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$102,858,283	41	$-	-	$-	$-
	TSMC Nanjing	Subsidiary		203,209	Note 2	-	-	-	-
	GUC	Associate		313,064	25	-	-	-	-

TSMC China	TSMC Nanjing	The same parent company		20,710,244	Note 2	-	-	-	-
			(RMB	4,820,484)
	TSMC	Parent company		1,643,070	28	-	-	-	-
			(RMB	382,438)

TSMC Nanjing	TSMC	Parent company		1,889,906	34	-	-	-	-
			(RMB	439,891)

VisEra Tech	Xintec	Associate of TSMC		187,488	31	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	444,021 15,803)	Note 2	-	-	-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	697,756 24,834)	41	-	-	-	-
	TSMC Development	Parent company		103,033	Note 2	-	-	-	-
			(US$	3,667)

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$824,139,751	-	62%
				Receivables from related parties	101,467,381	-	4%
				Other receivables from related parties	1,390,902	-	-
		TSMC Japan	1	Marketing expenses - commission	247,235	-	-
		TSMC JDC	1	Research and development expenses	106,086	-	-
		TSMC Europe	1	Marketing expenses - commission	735,295	-	-
		TSMC China	1	Purchases	19,971,901	-	1%
				Marketing expenses - commission	209,573	-	-
				Proceeds from acquistion of property, plant and equipment	126,162	-	-
				Payables to related parties	1,643,070	-	-
		TSMC Nanjing	1	Net revenue from royalties	214,210	-	-
				Purchases	16,933,672	-	1%
				Proceeds from disposal of property, plant and equipment	527,134	-	-
				Other receivables from related parties	203,209	-	-
				Payables to related parties	1,889,906	-	-
		TSMC Canada	1	Research and development expenses	341,816	-	-
		TSMC Technology	1	Research and development expenses	2,931,005	-	-
				Payables to related parties	444,021	-	-
		WaferTech	1	Purchases	8,015,129	-	1%
				Payables to related parties	697,756	-	-
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	20,710,244	-	1%
2	TSMC Development	WaferTech	3	Other payables from related parties	103,033	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:

The sales prices and payment terms of intercompany sales are not significantly different from those to third parties.  For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2020				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2020 (Foreign Currencies in Thousands)		December 31, 2019 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$355,162,309		$355,162,309	11	100		$382,229,039	$7,668,014			$7,668,014	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		52,649,936	2,273,717			2,273,717	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		9,029,890	6,305,519			1,780,829	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		6,363,099	2,090,545			1,817,520	Subsidiary
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		5,900,245	2,106,093			816,954	Associate
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,568,059	294,316			294,316	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,554,123	1,727,445			709,125	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,328,620	850,007			296,142	Associate
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, selling and testing of integrated circuits and other semiconductor devices		855,599		-	30	100		842,745	(196)			(196)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	-	100		537,737	60,142			60,142	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities		302,560		-	11	100		292,266	(8,070)			(8,070)	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,318,846		1,318,846	-	98		214,881	(14,453)			(14,163)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		144,784	3,361			3,361	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		260,300		260,300	-	98		82,441	(2,066)			(2,024)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		42,395	1,598			1,598	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	(US$	16,491,220 586,939)	(US$	16,491,220 586,939)	-	100	(US$	29,493,929 1,049,718)	(US$	1,626,764 55,150)		Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		401,282		401,282	-	100		769,414	147,271			Note2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	27,384)	(US$	5,024)
	TSMC Canada	Ontario, Canada	Engineering support activities		64,623		64,623	2,300	100		256,777	27,379			Note2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	9,139)	(US$	923)

VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies		70,348		70,348	-	100		123,940	(1,280)			Note2	Subsidiary
				(US$	2,504)	(US$	2,504)			(US$	4,411)	(US$	(43))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	44,768 1,593)	(US$	44,768 1,593)	4,693	28	(US$	28,183 1,003)	(US$	(36,461 (1,209	) ))	Note2	Associate

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices		-		-	293,637	100	(US$	4,610,909 164,107)	(US$	1,394,261 47,293)		Note2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2020

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2020 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2020 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of December 31, 2020	Accumulated Inward Remittance of Earnings as of December 31, 2020
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$7,200,634	100%	$6,999,772 (Note 2)	$64,243,766	$-

TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	30,521,412 6,650,119)	Note 1	(US$	30,521,412 1,000,000)	-	-	(US$	30,521,412 1,000,000)	12,143,866	100%	12,205,157 (Note 2)	33,573,482	-

Accumulated Investment in Mainland China as of December 31, 2020 (US$ in Thousands)		Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)		Upper Limit on Investment

$ (US$	49,461,079 1,596,000)	$ (US$	119,412,667 3,596,000)	$1,110,373,199 (Note 3)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:	Amount was recognized based on the audited financial statements.

Note 3:	The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

DECEMBER 31, 2020

Shareholders (Note)	Shares
	Total Shares Owned	Ownership Percentage

ADR-Taiwan Semiconductor Manufacturing Company, Ltd.	5,321,819,398	20.52%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note:	Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.